Exhibit 99.2

Report of Independent Registered Public Accounting Firm

To the shareholders
Unibanco- União de Bancos Brasileiros S.A.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of changes in financial position and the related unconsolidated statement of changes in stockholders’ equity present fairly, in all material respects, the financial position of Unibanco- União de Bancos Brasileiros S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their changes in financial position for the years then ended in conformity with accounting practices adopted in Brazil.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and approved Brazilian auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

PricewaterhouseCoopers
Auditores Independentes
São Paulo, Brazil
June 29, 2010

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
ASSETS	2007	2006	2007	2006

CURRENT ASSETS	93,647,416	59,105,843	109,986,335	73,417,207

CASH AND DUE FROM BANKS	2,511,237	1,201,720	4,430,425	1,349,160

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	41,192,331	24,597,283	36,437,215	19,192,247
Securities purchased under resale agreements	31,067,884	14,512,414	31,067,884	14,515,133
Interbank deposits	10,078,720	10,061,981	5,323,604	4,654,226
Foreign currency investments	45,727	22,888	45,727	22,888

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Note 5)	11,137,543	5,005,432	15,732,768	12,283,077
Own portfolio	6,411,792	3,217,100	11,053,430	10,253,637
Subject to repurchase commitments	1,490,834	944,273	1,493,898	947,489
Pledged with Brazilian Central Bank	1,585,294	-	1,585,294	26,657
Pledged under guarantees rendered	482,512	198,196	459,402	387,157
Unrestricted notes	-	27,997	-	27,997
Derivative financial instruments (Note 5(f))	1,167,111	617,866	1,140,744	640,140

INTERBANK ACCOUNTS	6,616,964	5,077,128	6,797,072	5,243,940
Payments and receipts pending settlement	57,807	22,126	59,482	23,031
Compulsory deposits:
- Brazilian Central Bank	6,518,743	5,017,423	6,683,141	5,176,668
- National Housing System - SFH	1,524	837	1,524	837
Correspondent banks	38,890	36,742	52,925	43,404

INTERDEPARTMENTAL ACCOUNTS	31,609	42,480	34,390	42,819
Third-party funds in transit	241	1,508	241	1,508
Internal transfers of funds	31,368	40,972	34,149	41,311

LENDING OPERATIONS	22,956,330	17,622,198	29,640,839	23,436,091
Lending operations: (Note 6(a))
- Public sector	181,211	196,927	181,211	196,927
- Private sector	23,690,584	18,491,949	31,592,419	25,206,506
Allowance for losses on lending (Note 6(d))	(915,465)	(1,066,678)	(2,132,791)	(1,967,342)

LEASING OPERATIONS	409,415	38,595	2,509,670	893,952
Leasing operations: (Note 6(a))
- Private sector	412,135	38,803	2,587,992	910,564
Allowance for losses on leasing (Note 6(d))	(2,720)	(208)	(78,322)	(16,612)

OTHER CREDITS	8,393,845	5,159,498	13,602,835	10,220,290
Foreign exchange portfolio (Note 7(a))	4,022,023	3,429,393	4,022,023	3,429,393
Income receivable	1,152,087	138,131	426,008	285,123
Negotiation and intermediation of securities	578,738	26,714	822,150	127,490
Deferred tax (Note 19(a))	776,588	674,454	1,350,816	1,203,458
Receivables from credit card operations	-	-	3,472,335	2,484,001
Insurance premium	-	-	1,246,914	1,154,547
Prepaid taxes	316,718	403,438	1,241,513	796,110
Sundry (Note 8)	1,588,295	502,030	1,135,246	812,870
Allowance for losses on other credits (Note 6(d))	(40,604)	(14,662)	(114,170)	(72,702)

OTHER ASSETS	398,142	361,509	801,121	755,631
Other assets	147,420	162,736	261,590	260,577
Allowance for losses on other assets	(31,508)	(28,161)	(68,121)	(59,110)
Prepaid expenses (Note 9)	282,230	226,934	607,652	554,164

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
ASSETS	2007	2006	2007	2006

LONG-TERM ASSETS	48,602,195	32,947,824	37,287,013	27,863,358

INTERBANK INVESTMENTS (Note 4)	1,318,179	1,270,913	1,235,037	1,069,495
Interbank deposits	1,318,179	1,270,913	1,235,037	1,069,495

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Note 5)	27,942,090	17,211,417	10,240,894	7,821,979
Own portfolio	6,898,591	3,273,807	4,285,470	3,960,929
Subject to repurchase commitments	16,663,403	13,370,907	2,271,510	3,206,803
Pledged with Brazilian Central Bank	1,558,771	-	1,558,771	-
Pledged under guarantees rendered	1,888,109	231,649	1,029,392	314,007
Derivative financial instruments (Note 5(f))	933,216	335,054	1,095,751	340,240

INTERBANK ACCOUNTS	56,060	52,869	56,060	52,869
Compulsory deposits:
- National Housing System - SFH	56,060	52,869	56,060	52,869

LENDING OPERATIONS	15,350,904	11,562,190	15,933,960	12,440,282
Lending operations: (Note 6(a))
- Public sector	631,328	748,583	631,328	748,583
- Private sector	15,210,824	11,349,478	15,842,773	12,271,920
Allowance for losses on lending (Note 6(d))	(491,248)	(535,871)	(540,141)	(580,221)

LEASING OPERATIONS	541,837	48,713	3,814,552	1,021,892
Leasing operations: (Note 6(a))
- Private sector	545,436	48,975	3,935,958	1,040,840
Allowance for losses on leasing (Note 6(d))	(3,599)	(262)	(121,406)	(18,948)

OTHER CREDITS	2,769,398	2,420,747	5,185,196	4,853,548
Receivables on guarantees honored	33,590	4,148	33,590	4,148
Foreign exchange portfolio (Note 7(a))	494,013	21,223	494,013	21,223
Income receivable	27,105	31,617	82,841	40,154
Deferred tax (Note 19(a))	1,081,546	708,503	2,073,321	1,644,076
Prepaid taxes	20,428	96,367	157,512	193,058
Sundry (Note 8)	1,115,577	1,562,083	2,350,764	2,961,503
Allowance for losses on other credits (Note 6(d))	(2,861)	(3,194)	(6,845)	(10,614)

OTHER ASSETS	623,727	380,975	821,314	603,293
Prepaid expenses (Note 9)	623,727	380,975	821,314	603,293

PERMANENT ASSETS	15,252,863	10,644,636	2,323,599	2,497,306

INVESTMENTS	14,326,751	9,809,288	734,533	912,067
Investments in associated companies (Note 11(a))	14,228,976	9,683,524	318,629	224,986
-Local	11,231,812	6,904,944	318,629	224,986
-Foreign	2,997,164	2,778,580	-	-
Goodwill on acquisitions of subsidiary companies (Note 11(b))	73,931	95,094	257,569	547,830
Other investments	52,443	61,405	216,658	205,574
Allowance for losses	(28,599)	(30,735)	(58,323)	(66,323)

FIXED ASSETS	382,030	342,995	843,078	869,489
Land and buildings in use	183,313	182,996	608,297	625,077
Other fixed assets	1,004,096	898,542	1,591,577	1,569,791
Accumulated depreciation	(805,379)	(738,543)	(1,356,796)	(1,325,379)

DEFERRED CHARGES	544,082	492,353	745,988	715,750
Organization and expansion costs	1,072,765	909,706	1,479,096	1,378,527
Accumulated amortization	(528,683)	(417,353)	(733,108)	(662,777)

TOTAL	157,502,474	102,698,303	149,596,947	103,777,871

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
LIABILITIES	2007	2006	2007	2006

CURRENT LIABILITIES	84,026,697	46,461,034	90,652,620	56,106,522

DEPOSITS	38,213,709	21,893,444	32,497,896	20,916,218
Demand deposits	10,268,332	4,546,743	10,148,091	3,962,488
Savings deposits	10,060,219	6,279,088	10,505,892	6,756,956
Interbank deposits	7,354,135	969,087	1,149,031	259,205
Time deposits	10,400,433	9,970,642	10,564,292	9,809,685
Other deposits	130,590	127,884	130,590	127,884

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	24,910,812	13,195,686	18,920,895	11,017,219
Own portfolio	9,759,209	7,692,381	9,641,616	7,687,147
Third parties portfolio	15,151,603	4,459,324	9,279,279	2,995,100
Unrestricted portfolio	-	1,043,981	-	334,972

RESOURCES FROM SECURITIES ISSUED (Note 12)	1,905,596	1,683,459	1,946,322	1,698,097
Mortgage notes	-	444,474	55,137	468,196
Real estate notes	417,806	827,612	417,806	827,612
Debentures	409,836	-	409,836	6,865
Securities abroad	1,077,954	411,373	1,063,543	395,424

INTERBANK ACCOUNTS	166,057	165,733	136,563	127,033
Receipts and payments pending settlement	48,701	34,356	54,447	39,759
Correspondent banks	117,356	131,377	82,116	87,274

INTERDEPARTMENTAL ACCOUNTS	626,354	527,689	627,606	528,860
Third-party funds in transit	626,342	519,303	626,414	519,317
Internal transfers of funds	12	8,386	1,192	9,543

BORROWINGS (Note 13)	5,957,582	1,685,976	6,199,789	1,894,095
Borrowings in Brazil - governmental agencies	91	195	91	195
Borrowings in Brazil - other institutions	-	-	110,285	154,412
Foreign borrowings	5,957,491	1,685,781	6,089,413	1,739,488

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	2,559,622	2,004,639	2,817,441	2,411,399
BNDES (National Economic Development Bank)	1,400,027	1,239,695	1,400,027	1,239,695
FINAME (National Industrial Financing Authority)	1,114,930	656,123	1,372,749	1,062,883
Other	44,665	108,821	44,665	108,821

FOREIGN ONLENDINGS (Note 13)	2,286	18,724	2,286	18,724
Foreign onlendings	2,286	18,724	2,286	18,724

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	3,136,180	563,647	3,115,439	575,621
Derivative financial instruments	3,136,180	563,647	3,115,439	575,621

OTHER LIABILITIES	6,548,499	4,722,037	24,388,383	16,919,256
Collection of taxes and social contributions	54,085	44,428	104,513	93,265
Foreign exchange portfolio (Note 7(a))	2,519,480	2,574,561	2,519,480	2,574,561
Social and statutory	990,946	560,432	1,598,654	616,267
Taxes and social security (Note 14)	129,025	387,409	1,192,713	751,985
Negotiation and intermediation of securities	1,374,207	49,313	1,766,622	310,675
Technical provisions for insurance, retirement and capitalization plans (Note 15(a))	-	-	10,414,381	6,920,376
Subordinated debt (Note 15(b))	14,931	452,485	14,906	429,213
Payable to merchants - credit cards	-	-	4,346,399	3,780,366
Sundry (Note 15(c))	1,465,825	653,409	2,430,715	1,442,548

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

BALANCE SHEETS AT DECEMBER 31,
Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED
LIABILITIES	2007	2006	2007	2006

LONG-TERM LIABILITIES	61,610,492	46,301,021	45,116,483	36,829,903

DEPOSITS	28,861,195	25,175,447	13,144,648	14,716,402
Interbank deposits	13,619,392	10,360,731	-	-
Time deposits	15,241,803	14,814,716	13,144,648	14,716,402

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	8,383,240	6,876,932	8,159,279	5,812,693
Own portfolio	8,383,240	6,876,932	8,159,279	5,812,693

RESOURCES FROM SECURITIES ISSUED (Note 12)	6,050,889	3,263,061	2,654,281	1,362,443
Real estate notes	208	6,062	208	6,062
Debentures	2,485,139	-	2,335,923	700,000
Securities abroad	3,565,542	3,256,999	318,150	656,381

BORROWINGS (Note 13)	1,523,223	1,288,986	1,519,059	1,271,284
Borrowings in Brazil - governmental agencies	237	508	237	508
Borrowings in Brazil - other institutions	-	-	-	2,220
Foreign borrowings	1,522,986	1,288,478	1,518,822	1,268,556

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	5,372,786	3,634,620	5,792,699	4,124,064
BNDES (National Economic Development Bank)	2,674,095	2,074,086	2,674,095	2,074,086
FINAME (National Industrial Financing Authority)	2,477,170	1,413,124	2,897,083	1,902,568
Other	221,521	147,410	221,521	147,410

FOREIGN ONLENDINGS (Note 13)	5,297	44,809	5,297	44,809
Foreign onlendings	5,297	44,809	5,297	44,809

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	805,025	154,643	805,552	154,643
Derivative financial instruments	805,025	154,643	805,552	154,643

OTHER LIABILITIES	10,608,837	5,862,523	13,035,668	9,343,565
Foreign exchange portfolio (Note 7(a))	496,258	21,110	496,258	21,110
Allowance for tax contingencies (Note 14)	1,784,630	1,011,499	2,763,805	2,022,796
Taxes and social security (Note 14)	39,255	45,771	318,726	222,303
Negotiation and intermediation of securities	111,084	-	111,084	-
Technical provisions for insurance, retirement and capitalization plans (Note 15(a))	-	-	641,112	1,942,791
Subordinated debt (Note 15(b))	5,749,737	2,824,668	5,742,046	2,810,778
Sundry (Note 15(c))	2,427,873	1,959,475	2,962,637	2,323,787

DEFERRED INCOME	27,981	15,391	56,888	31,799
Deferred income	27,981	15,391	56,888	31,799

MINORITY INTEREST	-	-	1,933,652	888,790

STOCKHOLDERS' EQUITY (Note 17)	11,837,304	9,920,857	25,608,260	20,730,504
Capital:	8,000,000	8,000,000	8,000,000	8,000,000
- Local residents	5,605,827	5,461,311	5,605,827	5,461,311
- Foreign residents	2,394,173	2,538,689	2,394,173	2,538,689
Capital reserves	160,910	160,292	160,910	160,292
Revaluation reserve on subsidiaries	4,884	5,381	4,884	5,381
Revenue reserves	3,873,989	1,916,031	3,873,989	1,916,031
Unrealized gains and losses - marketable securities and derivative financial instruments	(65,786)	(117,649)	(65,786)	(117,649)
Treasury stock	(136,693)	(43,198)	(136,693)	(43,198)

STOCKHOLDERS' EQUITY PLUS MINORITY INTEREST	-	-	13,770,956	10,809,647

TOTAL	157,502,474	102,698,303	163,367,903	114,587,518

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
Amounts expressed in thousands of Reais, except per share data
	UNIBANCO		UNIBANCO CONSOLIDATED

	2007	2006	2007	2006

REVENUE FROM FINANCIAL INTERMEDIATION	13,597,051	13,605,879	17,252,001	17,277,353
Lending operations	6,064,743	6,468,211	10,163,073	10,542,301
Leasing operations	27,569	-	599,459	235,831
Marketable securities	6,339,521	5,815,140	4,197,033	4,129,761
Financial results from insurance, pension plans and annuity products	-	-	1,228,883	1,108,572
Derivative financial instruments	719,319	819,821	593,252	752,750
Foreign exchange transactions (Note 7(b))	20,332	16,903	41,436	18,717
Compulsory deposits	425,567	485,804	428,865	489,421

EXPENSES ON FINANCIAL INTERMEDIATION	(9,293,596)	(9,152,024)	(8,898,290)	(9,981,042)
Deposits and securities sold	(7,745,388)	(7,651,111)	(5,126,596)	(6,181,287)
Price-level restatement and interest on technical provision for insurance, pension plans and annuity products	-	-	(891,823)	(775,486)
Borrowings and onlendings	(642,304)	(502,132)	(725,180)	(601,558)
Provision for credit losses (Note 6(f))	(905,904)	(998,781)	(2,154,691)	(2,422,711)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	4,303,455	4,453,855	8,353,711	7,296,311

OTHER OPERATING INCOME (EXPENSES)	(1,220,605)	(1,508,915)	(4,257,059)	(3,776,809)
Services rendered	2,081,508	1,964,070	3,639,738	3,581,789
Insurance, annuity products and retirement plans premiums	-	-	5,264,992	4,278,995
Changes in technical provision for insurance, annuity products and retirement plans	-	-	(1,834,376)	(1,526,696)
Insurance claims	-	-	(1,251,029)	(1,018,657)
Private retirement plans benefit expenses	-	-	(531,301)	(585,081)
Selling, other insurance and private retirement plans expenses	-	-	(902,983)	(592,262)
Credit card selling expenses	-	-	(263,307)	(289,808)
Salaries, benefits, training and social security	(1,789,482)	(1,716,178)	(2,281,607)	(2,200,124)
Other administrative expenses	(1,757,524)	(1,781,497)	(3,438,485)	(3,512,932)
Financial transaction and other taxes	(592,214)	(461,920)	(1,207,909)	(951,313)
Equity in the results of associated companies (Note 11(a))	1,724,223	1,272,637	101,952	63,403
Other operating income (Note 18(a))	35,138	172,483	100,535	290,457
Other operating expenses (Note 18(b))	(922,254)	(958,510)	(1,653,279)	(1,314,580)

OPERATING INCOME BEFORE NON-RECURRING EVENTS	3,082,850	2,944,940	4,096,652	3,519,502

Profit from non-recurring events (Note 26)	848,270	(459,329)	848,270	(459,329)

Non-operating income (expenses)	(20,719)	(38,074)	(10,170)	(52,563)

INCOME BEFORE TAXES AND PROFIT SHARING	3,910,401	2,447,537	4,934,752	3,007,610

INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	899	(293,872)	(753,999)	(601,709)
Provision for income tax	(118,488)	(188,198)	(774,806)	(579,748)
Provision for social contribution	(15,767)	(75,563)	(253,636)	(200,973)
Deferred tax asset change	135,154	(30,111)	274,443	179,012

PROFIT SHARING	(463,475)	(403,654)	(560,220)	(479,187)
Management	(37,558)	(36,762)	(37,880)	(36,762)
Employees	(425,917)	(366,892)	(522,340)	(442,425)

INCOME BEFORE MINORITY INTEREST	3,447,825	1,750,011	3,620,533	1,926,714

MINORITY INTEREST	-	-	(172,708)	(176,703)

NET INCOME FOR THE YEAR	3,447,825	1,750,011	3,447,825	1,750,011

Number of outstanding shares (Note 17(a))	2,794,206,460	2,800,189,906
Net income shares: R$	1.23	0.62
Net equity per share:R$	4.24	3.54

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Amounts expressed in thousands of Reais, except per share data
						Unrealized gain and
			Revaluation	Revenue reserves		losses - marketable
		Capital	reserve on		Statutory	securities and derivative	Treasury	Retained
	Capital	reserve	subsidiaries	Legal	reserve	financial instruments	stock	earnings	Total

At January 1, 2006	5,000,000	160,139	5,507	483,033	3,698,499	27,283	(50,828)	-	9,323,633
Prior year adjustments (Note 17(f))	-	-	-	-	-	-	-	(98,254)	(98,254)
Transfer of reserves	-	-	-	-	(98,254)	-	-	98,254	-
Capital increase (Note 17(a))	3,000,000	-	-	-	(3,000,000)	-	-	-	-
Purchase of treasury stocks, net	-	(526)	-	-	(26,772)	-	7,630	-	(19,668)
Revaluation reserve of subdidiary companies	-	-	(126)	-	-	-	-	-	(126)
Restatement of exchange membership certificates	-	679	-	-	-	-	-	-	679
Fair value adjustments - marketable securities and derivative financial instruments	-	-	-	-	-	(144,932)	-	-	(144,932)
Net income for the year	-	-	-	-	-	-	-	1,750,011	1,750,011
Appropriation of reserves	-	-	-	87,501	772,024	-	-	(859,525)	-
Interest on own capital proposed (Note 17(b))	-	-	-	-	-	-	-	(890,486)	(890,486)
At December 31, 2006	8,000,000	160,292	5,381	570,534	1,345,497	(117,649)	(43,198)	-	9,920,857
Prior year adjustments (Note 17(f))	-	-	-	-	-	-	-	(48,958)	(48,958)
Transfer of reserves	-	-	-	-	(48,958)	-	-	48,958	-
Purchase of treasury stocks (Note 17(e))	-	-	-	-	-	-	(110,616)	-	(110,616)
Sale of treasury stocks, net (Note 17(e))	-	-	-	-	(78,813)	-	50,046	-	(28,767)
Revaluation reserve of subdidiary companies	-	-	(497)	-	-	-	-	-	(497)
Restatement of exchange membership certificates	-	618	-	-	-	-	-	-	618
Fair value adjustments - marketable securities and derivative financial instruments	-	-	-	-	-	51,863	-	-	51,863
Conversion of UBB stocks for Unibanco Holdings stock (Note 17(e))	-	-	-	-	-	-	(32,925)	-	(32,925)
Net income for the year	-	-	-	-	-	-	-	3,447,825	3,447,825
Appropriation of reserves	-	-	-	172,391	1,913,338	-	-	(2,085,729)	-
Interest on own capital proposed (Note 17(b))	-	-	-	-	-	-	-	(1,362,096)	(1,362,096)
At December 31, 2007	8,000,000	160,910	4,884	742,925	3,131,064	(65,786)	(136,693)	-	11,837,304

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 17(b))

	2007	2006
On common shares: R$	0.4653	0.3235
On preferred shares: R$	0.5119	0.3559
The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31,

Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED

	2007	2006	2007	2006

FINANCIAL RESOURCES PROVIDED BY:	56,858,921	21,905,995	48,176,782	14,526,703

NET INCOME FOR THE YEAR	3,447,825	1,750,011	3,447,825	1,750,011

ADJUSTMENTS TO NET INCOME	(970,732)	(640,696)	556,622	940,042
Depreciation and amortization	229,872	213,696	361,398	387,197
Amortization of goodwill on acquired subsidiaries	21,576	361,661	290,444	611,764
Exchange losses (gains) on foreign investments	500,832	50,210	-	-
Provision (reversal) for losses on investments	(2,136)	-	(2,278)	296
Equity in the results of subsidiary and associated companies	(1,724,223)	(1,272,637)	(101,952)	(63,403)
Provision for forecloset assets	3,347	6,374	9,010	4,188

CHANGE IN MINORITY INTEREST	-	-	1,044,862	22,488

THIRD PARTY FUNDS:
INCREASE IN LIABILITIES	52,875,134	19,981,069	42,832,678	11,273,143
Deposits	20,006,013	6,480,741	10,009,924	133,347
Securities sold under repurchase agreements	13,221,434	8,299,594	10,250,262	5,376,102
Resources from securities issued	3,009,965	3,218,030	1,540,063	1,492,658
Interbank and interdepartmental accounts	98,989	184,994	108,276	177,943
Borrowings and onlendings	6,743,042	25,485	6,572,196	236,385
Derivative financial instruments	3,222,915	-	3,190,727	21,786
Other liabilities	6,572,776	1,772,225	11,161,230	3,834,922

DECREASE IN ASSETS	-	192	-	311,539
Marketable securities and derivative financial instruments	-	-	-	311,539
Interbank and interdepartmental accounts	-	192	-	-
Other credits	-	-	-	-

SALE OF ASSETS AND INVESTMENTS	227,506	248,164	278,793	198,709
Foreclosed assets	68,097	61,740	118,359	107,803
Investments	149,986	186,166	105,260	86,946
Fixed assets	9,423	258	55,174	3,960

DIVIDENDS AND INTEREST ON OWN CAPITAL RECEIVED/PROPOSED FROM SUBSIDIARY AND ASSOCIATED COMPANIES	1,279,188	567,255	16,002	30,771

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31,

Amounts expressed in thousands of Reais
	UNIBANCO		UNIBANCO CONSOLIDATED

	2007	2006	2007	2006

FINANCIAL RESOURCES USED FOR:	55,549,404	21,730,554	45,095,517	14,331,273

DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	1,362,096	890,486	1,362,096	890,486

CHANGE IN DEFERRED INCOME	(12,590)	(2,911)	(25,089)	43,971

SALE (ACQUISITION) NET OF OWN STOCK	172,308	19,668	172,308	19,668

INVESTMENTS IN:	4,910,924	4,206,585	434,074	765,273
Foreclosed assets	52,825	148,050	130,986	196,311
Amortization of goodwill on aquisition of subsidiary companies	412	85,509	412	349,520
Investments	4,742,153	3,891,649	129,409	48,486
Fixed assets	115,534	81,377	173,267	170,956

DEFERRED CHARGES	214,525	218,159	247,132	125,341

INCREASE IN ASSETS	48,902,141	16,365,452	42,904,996	12,486,534
Interbank investments	16,642,314	7,538,061	17,410,510	5,580,068
Marketable securities and derivative financial instruments	16,859,879	4,017,557	5,865,701	-
Interbank and interdepartmental accounts	1,532,156	-	1,547,894	20,397
Lending operations	9,122,846	4,070,322	9,698,426	4,187,566
Leasing operations	863,944	87,308	4,408,378	1,089,633
Other credits	3,582,998	499,309	3,714,193	1,073,207
Other assets	298,004	152,895	259,894	535,663

DECREASE IN LIABILITIES	-	33,115	-	-
Securities sold under repurchase agreements	-	-	-	-
Resources from securities issued	-	-	-	-
Interbank and interdepartmental accounts	-	-	-	-
Derivative financial instruments	-	33,115	-	-
Other liabilities	-	-	-	-

INCREASE IN CASH AND DUE FROM BANKS	1,309,517	175,441	3,081,265	195,430

CHANGES IN FINANCIAL POSITION
Cash and due from banks
At the beginning of the year	1,201,720	1,026,279	1,349,160	1,153,730
At the end of the year	2,511,237	1,201,720	4,430,425	1,349,160

INCREASE IN CASH AND DUE FROM BANKS	1,309,517	175,441	3,081,265	195,430

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

1.	Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and  jointly controlled  companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2.	Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of instruments. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of the leasing subsidiary was reclassified by means of consolidation adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our financial statements, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

Accounting practices adopted in Brazil in the preparation of these financial statements differs from generally accepted accounting practices in the United States of America (“US GAAP”). These financial statements include in Note 26 information not required by accounting practices adopted in Brazil with respect to significant differences in determining stockholders equity and net income between accounting practices adopted in Brazil (“Brazilian GAAP”) and generally accepted accounting principles in the United States of America (“US GAAP”).

3.	Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a)    Determination of net income

Net income is determined on the accrual basis and considers:

•	income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

•	the effects of the provisions to adjust the assets to market or realizable values;

•	the adjustments to the technical reserves for insurance, annuity products and retirement plans;

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

•
the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

•	the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

•	the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

•	the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

•	the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

•	tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b)   Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c)   Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

•	Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

•
Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.

•
Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

•
Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

•
Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d)   Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e)   Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and in 2006 membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(f) Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date despite that it is market practice to offer immediate liquidity for these instruments.

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM nº 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4.   Short-Term Interbank Investments

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Securities purchased under resale agreements	31,067,884	14,512,414	31,067,884	14,515,133
Own position	15,969,789	9,050,235	15,969,789	9,052,954
- Financial treasury bills	2,881,265	900,528	2,881,265	-
- Treasury bills	10,657,971	6,198,876	10,657,971	6,198,876
- Treasury notes	2,387,817	1,931,040	2,387,817	1,931,040
- Other	42,736	19,791	42,736	923,038
Financial Position	15,098,095	5,169,087	15,098,095	5,169,087
- Financial treasury bills	-	1,430,349	-	1,430,349
- Treasury bills	12,119,480	3,668,721	12,119,480	3,668,721
- Treasury notes	2,968,589	70,017	2,968,589	70,017
- Other	10,026	-	10,026	-
Sale Position	-	293,092	-	293,092
Interbank deposits	11,396,899	11,332,894	6,558,641	5,723,721
Foreign currency investments	45,727	22,888	45,727	22,888
Total	42,510,510	25,868,196	37,672,252	20,261,742
Current	41,192,331	24,597,283	36,437,215	19,192,247
Long-term	1,318,179	1,270,913	1,235,037	1,069,495

5.   Marketable Securities and Derivative Financial Instruments

(a)        The balances can be summarized as follows:

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Assets
Trading assets	6,233,613	2,535,758	10,630,358	9,294,106
Available for sale	29,604,560	16,996,533	10,696,812	6,758,488
Held to maturity	1,141,133	1,731,638	2,409,997	3,072,082
Subtotal	36,979,306	21,263,929	23,737,167	19,124,676
Derivative financial instruments	2,100,327	952,920	2,236,495	980,380
Total	39,079,633	22,216,849	25,973,662	20,105,056
Current	11,137,543	5,005,432	15,732,768	12,283,077
Long-term	27,942,090	17,211,417	10,240,894	7,821,979

Liabilities
Derivative financial instruments	3,941,205	718,290	3,920,991	730,264
Total	3,941,205	718,290	3,920,991	730,264
Current	3,136,180	563,647	3,115,439	575,621
Long-term	805,025	154,643	805,552	154,643

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(b)   Trading assets

	Unibanco
	2007		2006
	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	3,937,123	3,908,084	1,741,841	1,760,674
Treasury bills	2,190,612	2,184,860	802,008	804,472
Financial treasury bills	107,099	107,079	207,003	206,959
Treasury notes	1,639,412	1,616,145	732,830	749,243
Brazilian sovereign bonds	-	-	358,366	356,679
Foreign government	1,386,114	1,382,873	24,958	24,889
Bank debt securities	-	-	74,928	75,375
Corporate debt securities	140,434	143,802	50,849	56,865
Debentures	55,672	59,903	50,849	56,865
Eurobonds	84,762	83,899	-	-
Mutual funds	158,652	158,652	192,665	192,665
Marketable equity securities	628,977	640,202	66,625	68,611
Total	6,251,300	6,233,613	2,510,232	2,535,758

	Unibanco Consolidated
	2007		2006
	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	5,699,563	5,678,818	6,194,838	6,242,132
Treasury bills	2,645,380	2,636,840	3,673,929	3,689,651
Financial treasury bills	371,852	371,884	686,979	687,097
Treasury notes	2,602,326	2,571,519	1,828,605	1,860,180
Other	80,005	98,575	5,325	5,204
Brazilian sovereign bonds	124,254	124,026	567,648	565,127
Foreign government	1,716,339	1,758,024	388,824	388,755
Bank debt securities	876,426	876,131	815,193	815,638
Eurobonds	27,916	27,621	96,766	97,211
Time deposits	848,510	848,510	718,427	718,427
Corporate debt securities	441,034	443,855	345,071	349,782
Debentures	308,135	312,278	297,757	302,448
Eurobonds	132,899	131,577	47,314	47,334
Mutual funds	630,222	630,222	703,399	703,399
Marketable equity securities	1,102,998	1,119,282	201,057	229,273
Total	10,635,836	10,630,358	9,216,030	9,294,106

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(c)   Securities available for sale

(i)    By type:

	Unibanco
	2007			2006
	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	3,704,355	(50,678)	3,653,677	2,115,039	(1,466)	2,113,573
Financial treasury bills	387,754	96	387,850	267,179	(65)	267,114
Treasury bills	2,527,654	(24,975)	2,502,679	1,347,704	6,809	1,354,513
Treasury notes	744,683	(18,115)	726,568	458,402	4,759	463,161
Treasury Bonds	3,125	(752)	2,373	3,591	(288)	3,303
Other	41,139	(6,932)	34,207	38,163	(12,681)	25,482
Foreign government	1,493,769	(9,378)	1,484,391	270,815	1,047	271,862
Brazilian sovereign bonds	1,379,717	10,819	1,390,536	1,475,769	33,675	1,509,444
Bank debt securities	20,475,775	13	20,475,788	11,346,073	1,166	11,347,239
Debentures, eurobonds and other	20,475,775	13	20,475,788	11,346,073	1,166	11,347,239
Corporate debt securities	2,397,711	39,711	2,437,422	1,714,104	14,168	1,728,272
Debentures, eurobonds and other	2,397,711	39,711	2,437,422	1,714,104	14,168	1,728,272
Mutual funds	10,240	-	10,240	10,643	-	10,643
Marketable equity securities	226,026	(73,520)	152,506	35,781	(20,281)	15,500
Total	29,687,593	(83,033)	29,604,560	16,968,224	28,309	16,996,533

	Unibanco Consolidated
	2007			2006
	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	4,729,056	(90,402)	4,638,654	2,570,031	12,255	2,582,286
Financial treasury bills	665,144	175	665,319	526,711	(22)	526,689
Treasury bills	2,595,165	(25,670)	2,569,495	1,347,704	6,809	1,354,513
Treasury notes	1,424,483	(57,224)	1,367,259	653,804	18,455	672,259
Treasury Bonds	3,125	(752)	2,373	3,591	(289)	3,302
Other	41,139	(6,931)	34,208	38,221	(12,698)	25,523
Foreign government	1,494,619	(9,378)	1,485,241	270,815	1,047	271,862
Brazilian sovereign bonds	1,379,717	10,819	1,390,536	1,475,769	33,675	1,509,444
Bank debt securities	371,823	8	371,831	291,049	1,169	292,218
Debentures, eurobonds and other	371,823	8	371,831	291,049	1,169	292,218
Corporate debt securities	2,519,125	43,585	2,562,710	1,948,726	(75,798)	1,872,928
Debentures, eurobonds and other	2,519,125	43,585	2,562,710	1,948,726	(75,798)	1,872,928
Mutual funds	16,338	-	16,338	16,850	-	16,850
Marketable equity securities	315,403	(83,901)	231,502	246,037	(33,137)	212,900
Total	10,826,081	(129,269)	10,696,812	6,819,277	(60,789)	6,758,488

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(ii)   By maturity:

	Unibanco
	2007		2006
	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	809,615	811,930	232,090	225,870
Between 3 months and 1 year	2,565,619	2,560,384	1,240,036	1,230,165
Between 1 and 3 years	2,973,194	2,953,202	1,660,251	1,647,284
Between 3 and 5 years	920,167	926,340	901,503	949,175
Between 5 and 15 years	20,880,988	20,880,096	11,767,153	11,767,334
More than 15 years	1,301,744	1,309,862	1,120,767	1,150,562
No stated maturity (1)	236,266	162,746	46,424	26,143
Total	29,687,593	29,604,560	16,968,224	16,996,533

	Unibanco Consolidated
	2007		2006
	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	884,248	886,600	439,185	342,967
Between 3 months and 1 year	2,630,582	2,625,467	1,336,355	1,326,530
Between 1 and 3 years	3,283,055	3,265,025	1,793,769	1,780,782
Between 3 and 5 years	1,198,451	1,200,997	946,155	993,851
Between 5 and 15 years	1,040,503	1,015,675	803,180	806,646
More than 15 years	1,457,501	1,455,208	1,237,746	1,277,962
No stated maturity (1)	331,741	247,840	262,887	229,750
Total	10,826,081	10,696,812	6,819,277	6,758,488

(1)	Refers to marketable equity securities and mutual funds.

(d)	Securities held to maturity

(i)	By type:

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Issuer/Type of investment	Amortized cost

Federal government	561	2,144	1,241,218	1,304,766
Treasury notes	319	1,849	1,240,976	1,202,774
Treasury bills	-	-	-	101,697
Other	242	295	242	295
Brazilian sovereign bonds	1,108,979	1,591,749	1,133,164	1,622,097
Bank debt securities	5,212	81,170	9,234	81,170
Eurobonds and other	5,212	81,170	9,234	81,170
Corporate debt securities	26,381	56,575	26,381	64,049
Debentures	-	-	-	7,473
Eurobonds and other	26,381	56,575	26,381	56,576
Total	1,141,133	1,731,638	2,409,997	3,072,082
Market value	1,271,094	1,901,295	2,761,988	3,330,577

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(ii)   By maturity:

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Maturity	Amortized cost

Less than 3 months	102,856	106,813	102,856	186,768
Between 3 months and 1 year	98,903	262,817	98,903	262,816
Between 1 and 3 years	265,466	354,699	293,961	378,302
Between 3 and 5 years	474,829	495,839	256,705	533,662
Between 5 and 15 years	198,953	511,318	1,037,055	1,109,470
More than 15 years	126	152	620,517	601,064
Total	1,141,133	1,731,638	2,409,997	3,072,082

(iii)  Financial ability

Unibanco and its subsidiaries classified investments at held to maturity for which there is intention and financial ability to hold them to maturity. Maturities are the parameters used to define financial ability, interest rate (existence of positive spread) and liabilities transactions’ currencies.

(d)   Fair value determination

The fair value of Marketable Securities is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the exercise, as informed by Stock Exchanges trade associations and external entities.

(f)    Derivative financial instruments

(i)    The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco
			Amortized	Fair value
	Notional value		cost	adjustment	Fair value
	2007	2006	2007	2007	2007	2006
Futures contracts	108,076,440	57,190,265	-	-	-	-
Purchase	51,236,313	32,372,006	-	-	-	-
Currencies	1,214,283	1,082,760	-	-	-	-
Interbank interest rate	49,984,845	31,245,173	-	-	-	-
Other	37,185	44,073	-	-	-	-
Sale	56,840,127	24,818,259	-	-	-	-
Currencies	8,217,025	1,894,602	-	-	-	-
Interbank interest rate	48,578,205	22,866,621	-	-	-	-
Other	44,897	57,036	-	-	-	-
Swap contracts	21,279,342	11,684,029	(840,971)	13,269	(827,702)	394,035
Assets	12,023,188	8,314,039	693,075	91,428	784,503	605,189
Currencies	996,446	162,573	15,717	12,289	28,006	30,376
Fixed interest rate	1,047,480	639,711	59,802	805	60,607	110,269
Interbank interest rate	6,734,064	4,753,918	480,006	50,683	530,689	381,731
Other	3,245,198	2,757,837	137,550	27,651	165,201	82,813
Liabilities	9,256,154	3,369,990	(1,534,046)	(78,159)	(1,612,205)	(211,154)
Currencies	1,302,343	1,365,110	(204,421)	11,283	(193,138)	(70,043)
Fixed interest rate	3,900,472	167,326	(1,243,932)	(19,730)	(1,263,662)	(76,082)
Interbank interest rate	2,571,241	1,280,580	(55,818)	(35,639)	(91,457)	(39,786)
Other	1,482,098	556,974	(29,875)	(34,073)	(63,948)	(25,243)
Third curve swap contracts	3,115,893	1,179,641	(224,311)	15,635	(208,676)	26,159
Assets	1,965,680	712,901	21,544	19,021	40,565	42,248
Currencies	989,758	249,414	17,099	7,637	24,736	15,863
Fixed interest rate	572,040	107,120	127	2,395	2,522	6,978
Interbank interest rate	363,592	356,367	4,333	8,422	12,755	19,407
Other	40,290	-	(15)	567	552	-
Liabilities	1,150,213	466,740	(245,855)	(3,386)	(249,241)	(16,089)
Currencies	536,173	433,383	(8,853)	(4,574)	(13,427)	(10,894)
Fixed interest rate	372,777	26,572	(236,506)	1,686	(234,820)	(5,184)
Interbank interest rate	241,263	6,785	(496)	(498)	(994)	(11)
Forward contracts	5,347,667	2,837,341	(331,137)	69,851	(261,286)	(111,442)
Assets	2,073,058	522,896	291,514	46,480	337,994	73,170
Currencies	1,441,358	32,473	(11,663)	54,020	42,357	201
Fixed interest rate	631,121	459,259	32,435	(4,941)	27,494	41,817
Stocks	-	-	270,163	(2,653)	267,510	-
Other	579	31,164	579	54	633	31,152
Liabilities	3,274,609	2,314,445	(622,651)	23,371	(599,280)	(184,612)
Currencies	2,535,757	2,279,202	(319,200)	26,114	(293,086)	(152,828)
Fixed interest rate	468,689	35,243	(35,120)	(3,653)	(38,773)	(655)
Stocks	270,163	-	(267,752)	910	(266,842)	-
Other	-	-	(579)	-	(579)	(31,129)
Option contracts	366,847,574	173,453,432	(85,437)	(428,832)	(514,269)	(71,931)
Purchased options	194,150,199	96,517,319	777,867	(4,611)	773,256	222,433
Purchase of purchased options	128,900,889	81,671,606	635,308	(45,749)	589,559	133,985
Currencies	31,793,622	16,172,175	202,285	(108,784)	93,501	63,460
Fixed interest rate	96,970,878	65,482,802	410,643	61,373	472,016	53,897
Stocks	18,031	16,629	13,008	5,023	18,031	16,628
Other	118,358	-	9,372	(3,361)	6,011	-
Purchase of sold option	65,249,310	14,845,713	142,559	41,138	183,697	88,448
Currencies	17,274,440	1,202,500	60,912	25,213	86,125	17,852
Fixed interest rate	47,953,085	13,604,298	75,540	17,285	92,825	69,145
Stocks	1,755	38,915	1,766	(11)	1,755	1,451
Other	20,030	-	4,341	(1,349)	2,992	-
Sale position	172,697,375	76,936,113	(863,304)	(424,221)	(1,287,525)	(294,364)
Sale of purchased options	59,773,597	42,215,031	(468,221)	(334,498)	(802,719)	(94,002)
Currencies	8,121,843	4,329,393	(184,636)	(296,706)	(481,342)	(28,789)
Interbank interest rate	51,600,108	37,867,123	(252,945)	(37,211)	(290,156)	(46,698)
Stocks	19,989	18,515	(20,030)	40	(19,990)	(18,515)
Other	31,657	-	(10,610)	(621)	(11,231)	-
Sale of sold option	112,923,778	34,721,082	(395,083)	(89,723)	(484,806)	(200,362)
Currencies	52,982,477	4,857,554	(275,438)	(101,176)	(376,614)	(34,176)
Interbank interest rate	59,932,955	29,861,190	(108,995)	9,149	(99,846)	(163,848)
Stocks	2,080	2,338	(3,891)	1,811	(2,080)	(2,338)
Other	6,266	-	(6,759)	493	(6,266)	-
Other derivative financial instruments (*)	13,406,869	473,794	(49,017)	20,072	(28,945)	(2,191)
Assets position	5,954,018	329,051	180,109	(16,100)	164,009	9,880
Liabilities position	7,452,851	144,743	(229,126)	36,172	(192,954)	(12,071)

		Assets	1,964,109	136,218	2,100,327	952,920
		Liabilities	(3,494,982)	(446,223)	(3,941,205)	(718,290)

(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
			Amortized	Fair value
	Notional value		cost	adjustment	Fair value
	2007	2006	2007	2007	2007	2006
Futures contracts	109,533,888	57,190,265	-	-	-	-
Purchase	51,513,017	32,372,006	-	-	-	-
Currencies	1,214,819	1,082,760	-	-	-	-
Interbank interest rate	50,261,013	31,245,173	-	-	-	-
Other	37,185	44,073	-	-	-	-
Sale	58,020,871	24,818,259	-	-	-	-
Currencies	8,360,103	1,894,602	-	-	-	-
Interbank interest rate	49,615,871	22,866,621	-	-	-	-
Other	44,897	57,036	-	-	-	-
Swap contracts	21,504,410	11,572,669	(831,239)	14,810	(816,429)	393,782
Assets	12,050,016	8,214,787	705,611	91,427	797,038	604,935
Currencies	996,446	162,573	15,717	12,289	28,006	30,376
Fixed interest rate	1,047,480	496,316	59,802	805	60,607	104,230
Interbank interest rate	6,760,893	4,783,683	492,542	50,683	543,225	387,501
Other	3,245,197	2,772,215	137,550	27,650	165,200	82,828
Liabilities	9,454,394	3,357,882	(1,536,850)	(76,617)	(1,613,467)	(211,153)
Currencies	1,302,343	1,365,110	(204,422)	11,283	(193,139)	(70,042)
Fixed interest rate	3,900,472	167,326	(1,243,932)	(19,730)	(1,263,662)	(76,082)
Interbank interest rate	2,592,351	1,280,580	(56,553)	(35,639)	(92,192)	(39,786)
Other	1,659,228	544,866	(31,943)	(32,531)	(64,474)	(25,243)
Third curve swap contracts	3,115,893	1,179,641	(224,311)	15,635	(208,676)	26,159
Assets	1,965,680	712,901	21,544	19,021	40,565	42,248
Currencies	989,758	249,414	17,099	7,637	24,736	15,863
Fixed interest rate	572,040	107,120	127	2,395	2,522	6,978
Interbank interest rate	363,592	356,367	4,333	8,422	12,755	19,407
Other	40,290	-	(15)	567	552	-
Liabilities	1,150,213	466,740	(245,855)	(3,386)	(249,241)	(16,089)
Currencies	536,173	433,383	(8,853)	(4,574)	(13,427)	(10,894)
Fixed interest rate	372,777	26,572	(236,506)	1,686	(234,820)	(5,184)
Interbank interest rate	241,263	6,785	(496)	(498)	(994)	(11)
Forward contracts	5,190,347	2,809,966	(257,428)	71,281	(186,147)	(95,703)
Assets	2,146,697	483,469	364,760	46,472	411,232	100,884
Currencies	1,441,358	32,473	(11,663)	54,020	42,357	201
Fixed interest rate	671,246	419,832	72,395	(4,941)	67,454	57,763
Stocks	33,514	-	303,449	(2,661)	300,788	42,920
Other	579	31,164	579	54	633	-
Liabilities	3,043,650	2,326,497	(622,188)	24,809	(597,379)	(196,587)
Currencies	2,535,757	2,279,202	(319,201)	26,114	(293,087)	(152,828)
Fixed interest rate	237,729	35,243	(34,656)	(2,215)	(36,871)	(656)
Stocks	270,164	-	(267,752)	910	(266,842)	-
Other	-	12,052	(579)	-	(579)	(43,103)
Option contracts	367,866,625	173,453,432	(85,436)	(277,528)	(362,964)	(71,931)
Purchased options	195,169,250	96,517,319	777,868	146,693	924,561	222,433
Purchase of purchased options	129,919,940	81,671,606	635,309	105,545	740,854	133,985
Currencies	31,793,622	16,172,175	202,286	(108,784)	93,502	63,460
Fixed interest rate	96,970,878	65,482,802	410,643	61,373	472,016	53,897
Stocks	1,037,082	16,629	13,008	156,317	169,325	16,628
Other	118,358	-	9,372	(3,361)	6,011	-
Purchase of sold option	65,249,310	14,845,713	142,559	41,148	183,707	88,448
Currencies	17,274,440	1,202,500	60,912	25,213	86,125	17,852
Fixed interest rate	47,953,085	13,604,298	75,540	17,285	92,825	69,145
Stocks	1,755	38,915	1,766	(1)	1,765	1,451
Other	20,030	-	4,341	(1,349)	2,992	-
Sale position	172,697,375	76,936,113	(863,304)	(424,221)	(1,287,525)	(294,364)
Sale of purchased options	59,773,597	42,215,031	(468,221)	(334,498)	(802,719)	(94,002)
Currencies	8,121,843	4,329,393	(184,636)	(296,706)	(481,342)	(28,789)
Interbank interest rate	51,600,108	37,867,123	(252,945)	(37,211)	(290,156)	(46,698)
Stocks	19,989	18,515	(20,030)	40	(19,990)	(18,515)
Other	31,657	-	(10,610)	(621)	(11,231)	-
Sale of sold option	112,923,778	34,721,082	(395,083)	(89,723)	(484,806)	(200,362)
Currencies	52,982,477	4,857,554	(275,438)	(101,176)	(376,614)	(34,176)
Interbank interest rate	59,932,955	29,861,190	(108,995)	9,149	(99,846)	(163,848)
Stocks	2,080	2,338	(3,891)	1,811	(2,080)	(2,338)
Other	6,266	-	(6,759)	493	(6,266)	-
Other derivative financial instruments (*)	8,812,672	473,794	(145,537)	35,257	(110,280)	(2,191)
Assets position	2,707,871	329,051	64,014	(915)	63,099	9,880
Liabilities position	6,104,801	144,743	(209,551)	36,172	(173,379)	(12,071)

		Assets	1,933,797	302,698	2,236,495	980,380
		Liabilities	(3,477,748)	(443,243)	(3,920,991)	(730,264)

(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) and Future T-Bill.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(ii) Nominal value by maturity and type, are as follows:

	Unibanco
	2007
		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	33,283,954	31,505,991	40,694,215	2,592,280	108,076,440
Swap contracts	4,623,608	7,996,468	4,081,012	4,578,254	21,279,342
Third curve swap contracts	2,201,244	566,954	253,096	94,600	3,115,893
Forward contracts	2,547,486	1,778,981	861,492	159,708	5,347,667
Option contracts
Purchased position	87,229,758	53,226,891	53,693,550	-	194,150,199
Sale position	90,838,204	47,049,297	34,809,874	-	172,697,375
Other financial instruments
derivative	11,704,059	1,321,696	264,345	116,769	13,406,869

	Unibanco Consolidated
	2007
		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	33,552,416	31,573,284	41,759,728	2,648,460	109,533,888
Swap contracts	4,633,608	8,010,326	4,105,092	4,755,384	21,504,410
Third curve swap contracts	2,201,244	566,954	253,096	94,600	3,115,893
Forward contracts	2,389,677	1,779,469	861,493	159,708	5,190,347
Option contracts
Purchased position	87,229,758	53,226,891	53,693,550	1,019,051	195,169,250
Sale position	90,838,204	47,049,297	34,809,874	-	172,697,375
Other financial instruments
derivative	7,109,862	1,321,696	264,345	116,769	8,812,672

(iii) Nominal value by trade location:

	Unibanco
	2007
Contracts	BM&F	CETIP	Over the counter(1)	Bovespa	Total
Future contracts	108,076,440	-	-	-	108,076,440
Swap contracts	7,251,606	9,562,470	4,465,266	-	21,279,342
Third curve swap contracts	-	2,557,627	558,266	-	3,115,893
Forward contracts	-	5,077,504	-	270,163	5,347,667
Option contracts
Purchased position	192,545,107	1,047,478	531,390	26,224	194,150,199
Sale position	169,200,281	401,889	3,057,263	37,942	172,697,375
Other financial instruments
derivative	-	-	13,336,908	69,961	13,406,869

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2007
Contracts	BM&F	CETIP	Over the counter(1)	Bovespa	Total
Future contracts	109,533,888	-	-	-	109,533,888
Swap contracts	7,299,544	9,562,470	4,642,396	-	21,504,410
Third curve swap contracts	-	2,557,627	558,266	-	3,115,893
Forward contracts	-	4,846,544	-	343,803	5,190,347
Option contracts
Purchased position	192,545,107	1,047,478	1,550,441	26,224	195,169,250
Sale position	169,200,281	401,889	3,057,263	37,942	172,697,375
Other financial instruments
derivative	-	-	8,742,711	69,961	8,812,672

(1)  CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$227,286 in Unibanco and R$312,469 in Unibanco Consolidated and are comprised by federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco
	2007
		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	86,662	159,327	278,816	259,698	784,503
Third curve swap contracts	28,269	7,676	3,938	682	40,565
Forward contracts	300,326	21,452	12,283	3,933	337,994
Option contracts	236,002	171,632	365,622	-	773,256
Other financial instruments derivative	145,837	9,928	8,222	22	164,009
Total	797,096	370,015	668,881	264,335	2,100,327

Liabilities
Swap contracts	(380,493)	(1,113,005)	(81,086)	(37,621)	(1,612,205)
Third curve swap contracts	(134,456)	(110,466)	(309)	(4,011)	(249,241)
Forward contracts	(366,293)	(145,617)	(46,638)	(40,732)	(599,280)
Option contracts	(455,934)	(241,058)	(208,686)	(381,847)	(1,287,525)
Other financial instruments derivative	(149,717)	(39,141)	(2,912)	(1,184)	(192,954)
Total	(1,486,893)	(1,649,287)	(339,631)	(465,394)	(3,941,205)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2007
		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	86,662	160,622	290,056	259,698	797,038
Third curve swap contracts	28,269	7,676	3,938	682	40,565
Forward contracts	373,100	21,916	12,283	3,933	411,232
Option contracts	236,002	171,642	365,623	151,294	924,561
Other financial instruments derivative	44,927	9,928	8,222	22	63,099
Total	768,960	371,784	680,122	415,629	2,236,495

Liabilities
Swap contracts	(380,966)	(1,113,267)	(81,086)	(38,148)	(1,613,467)
Third curve swap contracts	(134,456)	(110,466)	(309)	(4,010)	(249,241)
Forward contracts	(364,392)	(145,617)	(46,638)	(40,732)	(597,379)
Option contracts	(455,934)	(241,058)	(208,686)	(381,847)	(1,287,525)
Other financial instruments derivative	(130,142)	(39,141)	(2,912)	(1,184)	(173,379)
Total	(1,465,890)	(1,649,549)	(339,631)	(465,921)	(3,920,991)
(v)        Hedge Accounting

(a)  On December 31, 2007, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$35,091,662 in Unibanco and in Unibanco Consolidated, swap contracts in the amount of R$1,538,634 in Unibanco and in Unibanco Consolidated and forward transactions in the amount of R$68,962 in Unibanco and Unibanco Consolidated. Associated with variations of interbank interest rate (CDI) and assets instruments with exchange variance. These contracts presented on December 31, 2007, a loss net of applicable taxes and minority interest, in the amount of R$545 in Unibanco and R$537 in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of December 31, 2007, were undertaken in accordance with the standards established by the Brazilian Central Bank and for 2007, was not identified ineffective hedge to be accounted.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b)  The swap transactions associated with funding and/or asset operations in the amount of R$1,414,760 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value, in accordance with Circular nº. 3,150/02 the Brazilian Central Bank.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

6.   Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a)                 Components of the operations portfolio by type and by maturity:

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
By type
Discounted loans and notes	23,214,513	17,377,986	24,586,009	18,458,072
Financing	13,111,167	10,614,885	14,851,742	12,918,412
Agricultural	1,696,224	1,320,626	1,696,224	1,320,626
Real estate loans	1,692,043	1,473,440	1,697,450	1,476,306
Credit card	-	-	5,416,306	4,250,520
Total lending operations	39,713,947	30,786,937	48,247,731	38,423,936

Leasing operations	957,571	87,778	6,523,950	1,951,404
Advances on exchange contracts (1)	1,653,356	1,030,632	1,653,356	1,030,632
Total leasing operations and advances on exchange contracts	2,610,927	1,118,410	8,177,306	2,982,036

Guarantees honored	33,590	4,148	33,590	4,148
Other receivables (2)	529,520	527,092	4,976,421	3,950,597
Total other credits	563,110	531,240	5,010,011	3,954,745

Total risk	42,887,984	32,436,587	61,435,048	45,360,717

By maturity
Past-due for more than 15 days (Note 6 (d))	656,243	881,005	2,084,152	2,137,266
Falling due:
Less than 3 months (3)	12,636,077	10,626,053	21,355,681	17,413,511
Between 3 months and 1 year	13,127,199	8,557,453	17,479,398	11,489,843
Between 1 and 3 years	10,202,380	8,003,411	13,317,274	9,628,834
More than 3 years	6,266,085	4,368,665	7,198,543	4,691,263
Total risk	42,887,984	32,436,587	61,435,048	45,360,717

(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2)	Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3)	Include 14 days past-due amounts.

(b)	Components of lending, leasing and other credits by business activity:

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco
	2007		2006
		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,317,452	7.7	3,321,145	10.2
Food, beverages and tobacco	2,206,819	5.1	1,937,845	6.0
Paper, pulp and wood products	1,558,371	3.6	1,430,332	4.4
Basic metal industries	1,272,110	3.0	1,228,039	3.8
Production of machines and equipment	1,195,768	2.8	633,872	2.0
Extractive	1,166,809	2.7	738,250	2.3
Chemical and pharmaceutical	973,121	2.3	745,995	2.3
Automotive industry	755,112	1.8	1,245,661	3.8
Petroleum	706,615	1.6	420,867	1.3
Textiles, clothing and leather goods	579,062	1.4	349,979	1.1
Rubber and plastic	342,497	0.8	215,622	0.7
Electronic and communications equipment	298,576	0.7	200,470	0.6
Production of metal goods	286,012	0.7	271,747	0.8
Eletric and electronic	154,257	0.4	215,992	0.7
Other manufacturing industries	27,077	0.1	8,828	-
Subtotal	14,839,658	34.7	12,964,644	40.0
Retailers
Retail	3,224,401	7.5	3,033,677	9.4
Wholesale	3,015,155	7.0	2,120,859	6.5
Subtotal	6,239,556	14.5	5,154,536	15.9
Financial service
Financial companies	4,203,573	9.8	1,507,265	4.6
Insurance companies and private pension funds	7,074	-	72,780	0.2
Subtotal	4,210,647	9.8	1,580,045	4.8
Residential construction loans	637,791	1.5	467,846	1.4
Other services
Transportation	3,392,922	7.9	1,387,350	4.3
Construction	1,113,864	2.6	494,292	1.5
Real estate services	680,548	1.6	326,584	1.0
Post office and telecommunications	679,610	1.6	927,181	2.9
Agricultural	452,624	1.1	318,302	1.0
Health and social services	265,060	0.6	167,640	0.5
Association activities	202,599	0.5	94,555	0.3
Cultural, sports and leisure activities	164,198	0.4	33,670	0.1
Lodging and catering services	151,647	0.4	132,926	0.4
Education	101,182	0.2	103,831	0.3
Other services	1,474,005	3.4	940,582	2.9
Subtotal	8,678,259	20.3	4,926,913	15.2
Agriculture, livestock, forestry and fishing	1,255,802	2.9	1,064,215	3.3
Individual
Consumer loans	5,453,176	12.7	4,987,251	15.4
Residential mortgage loans	1,081,370	2.5	1,034,726	3.5
Lease financing	51,303	0.1	-	-
Other	440,422	1.0	256,411	0.5
Subtotal	7,026,271	16.3	6,278,388	19.4
Total	42,887,984	100.0	32,436,587	100.0

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2007		2006
		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,395,607	5.5	3,391,699	7.5
Food, beverages and tobacco	2,283,994	3.7	2,012,461	4.4
Paper, pulp and wood products	1,609,477	2.6	1,478,155	3.3
Basic metal industries	1,308,691	2.1	1,283,355	2.8
Production of machines and equipment	1,229,287	2.0	651,512	1.4
Extractive	1,212,926	2.0	769,603	1.7
Chemical and pharmaceutical	998,974	1.6	772,551	1.7
Automotive industry	775,097	1.3	1,276,913	2.8
Petroleum	755,130	1.2	468,446	1.0
Textiles, clothing and leather goods	596,968	1.0	371,289	0.8
Rubber and plastic	364,785	0.6	237,851	0.5
Electronic and communications equipment	307,212	0.5	206,749	0.5
Production of metal goods	299,920	0.5	285,886	0.6
Eletric and electronic	161,578	0.3	224,436	0.5
Other manufacturing industries	28,361	-	9,306	-
Subtotal	15,328,007	24.9	13,440,212	29.5
Retailers
Retail	3,474,887	5.7	3,261,878	7.2
Wholesale	3,218,797	5.2	2,285,728	5.0
Subtotal	6,693,684	10.9	5,547,606	12.2
Financial service
Financial companies	4,256,166	6.9	1,467,069	3.2
Insurance companies and private pension funds	7,507	-	74,592	0.2
Subtotal	4,263,673	6.9	1,541,661	3.4
Residential construction loans	652,943	1.1	485,499	1.1
Other services
Transportation	4,349,917	7.1	2,465,821	5.4
Construction	1,220,403	2.0	568,900	1.3
Real estate services	772,607	1.3	419,305	0.9
Post office and telecommunications	699,580	1.1	949,940	2.1
Agricultural	481,653	0.8	360,084	0.8
Health and social services	305,967	0.5	196,583	0.4
Association activities	220,064	0.4	116,757	0.3
Lodging and catering services	177,360	0.3	149,994	0.3
Cultural, sports and leisure activities	175,980	0.3	37,589	0.1
Education	122,297	0.2	123,710	0.3
Other services	1,878,166	3.1	1,331,076	2.9
Subtotal	10,403,994	17.1	6,719,759	14.8
Agriculture, livestock, forestry and fishing	1,255,802	2.0	1,064,215	2.4
Individual
Credit card	8,859,900	14.4	6,709,782	14.8
Consumer loans	8,062,444	13.1	7,664,310	16.9
Lease financing	4,385,945	7.1	889,407	2.0
Residential mortgage loans	1,088,234	1.8	1,041,855	2.3
Other	440,422	0.7	256,411	0.6
Subtotal	22,836,945	37.1	16,561,765	36.6
Total	61,435,048	100.0	45,360,717	100.0

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(c)   Concentration of lending, leasing and other credits:

	Unibanco
	2007		2006
Largest clients	Value	% total	Value	% total
10 largest clients	5,060,513	11.8	3,853,615	11.9
50 next largest clients	7,100,499	16.6	6,502,862	20.0
100 next largest clients	5,771,878	13.4	4,711,939	14.5
Other clients	24,955,094	58.2	17,368,171	53.6
Total	42,887,984	100.0	32,436,587	100.0

	Unibanco Consolidated
	2007		2006
Largest clients	Value	% total	Value	% total
10 largest clients	5,060,513	8.2	3,853,615	8.5
50 next largest clients	7,100,499	11.6	6,502,862	14.3
100 next largest clients	5,771,878	9.4	4,677,460	10.3
Other clients	43,502,158	70.8	30,326,780	66.9
Total	61,435,048	100.0	45,360,717	100.0

(d)   Components of lending, leasing and other credits and allowance for losses by risk level:

		Unibanco
		2007
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	Required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	20,574,559	-	-	20,574,559	48.0	20,112
A	0.5	16,485,330	-	-	16,485,330	38.4	88,984
B	1.0	3,416,946	192,587	56,745	3,666,278	8.5	46,388
C	3.0	718,676	177,902	53,111	949,689	2.2	88,885
D	10.0	140,051	102,502	51,364	293,917	0.7	293,917
E	30.0	39,050	64,884	47,947	151,881	0.4	151,881
F	50.0	17,813	49,683	36,356	103,852	0.2	103,852
G	70.0	10,653	39,625	42,105	92,383	0.2	92,383
H	100.0	40,657	160,823	368,615	570,095	1.3	570,095
Total		41,443,735	788,006	656,243	42,887,984	100.0	1,456,497
% of total risk							3.4%

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

		Unibanco
		2006
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	15,408,151	-	-	15,408,151	47.5	80,205
A	0.5	11,179,953	-	-	11,179,953	34.5	99,152
B	1.0	2,879,484	193,464	46,947	3,119,895	9.6	93,737
C	3.0	911,772	206,697	67,841	1,186,310	3.7	142,202
D	10.0	107,424	121,270	141,067	369,761	1.1	140,509
E	30.0	35,346	77,846	55,243	168,435	0.5	104,061
F	50.0	26,569	85,617	56,049	168,235	0.5	131,223
G	70.0	10,279	53,579	57,636	121,494	0.4	115,433
H	100.0	38,195	219,936	456,222	714,353	2.2	714,353
Total		30,597,173	958,409	881,005	32,436,587	100.0	1,620,875
% of total risk							5.0%

		Unibanco Consolidated
		2007
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	26,245,334	-	-	26,245,334	42.7	20,174
A	0.5	26,236,276	-	-	26,236,276	42.7	139,207
B	1.0	4,212,426	377,004	207,063	4,796,493	7.8	69,427
C	3.0	789,967	345,657	201,448	1,337,072	2.2	105,806
D	10.0	192,059	185,394	183,246	560,699	0.9	433,245
E	30.0	80,322	111,969	174,811	367,102	0.6	341,291
F	50.0	47,612	83,274	147,359	278,245	0.5	273,472
G	70.0	33,441	64,412	146,479	244,332	0.4	241,558
H	100.0	95,860	249,889	1,023,746	1,369,495	2.2	1,369,495
Total		57,933,297	1,417,599	2,084,152	61,435,048	100.0	2,993,675
% of total risk							4.9%

		Unibanco Consolidated
		2006
	% minimum		Past due credits
Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments(1)	credits	% of total	allowance
AA	-	19,393,086	-	-	19,393,086	42.8	80,325
A	0.5	17,559,022	-	-	17,559,022	38.7	132,258
B	1.0	3,073,011	328,047	183,406	3,584,464	7.9	99,450
C	3.0	1,416,641	309,608	197,621	1,923,870	4.2	173,569
D	10.0	160,083	167,108	258,514	585,705	1.3	174,139
E	30.0	79,372	106,349	172,179	357,900	0.8	178,645
F	50.0	56,863	103,173	163,634	323,670	0.7	223,990
G	70.0	31,606	66,477	151,320	249,403	0.5	220,466
H	100.0	99,505	273,500	1,010,592	1,383,597	3.1	1,383,597
Total		41,869,189	1,354,262	2,137,266	45,360,717	100.0	2,666,439
% of total risk							5.9%

(1)	Include past-due for more than 15 days.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e)   The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$621,896 (2006 - R$881,530) in Unibanco and R$972,966 (2006 - R$1,124,940) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were re-classified in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only re-assessed to higher classification only after the collection of a significant portion of the renegotiated debt.

(f)    Changes in the allowance for credit losses during the year:

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Balance at the beginning of the year	1,620,875	1,377,706	2,666,439	2,060,614
Increases	1,052,846	1,073,781	2,425,903	2,497,711
Loan charge-offs	(1,217,224)	(830,612)	(2,098,667)	(1,891,886)
Balance at the end of the year	1,456,497	1,620,875	2,993,675	2,666,439

Loan recoveries (1)	120,260	136,580	241,335	230,174

(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7.   Foreign Exchange Portfolio

(a)    Balance sheet

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Assets - Other credits
Unsettled exchange purchases	3,074,560	2,172,585	3,074,560	2,172,585
Rights on foreign exchange sold	1,454,137	1,508,330	1,454,137	1,508,330
(-) Received advances	(42,114)	(251,516)	(42,114)	(251,516)
Income receivable from advances on exchange contracts	29,453	21,151	29,453	21,151
Other	-	66	-	66
Total	4,516,036	3,450,616	4,516,036	3,450,616

Liabilities - Other liabilities
Unsettled exchange sales	1,450,135	1,500,811	1,450,135	1,500,811
Obligations for foreign exchange purchased	3,218,737	2,125,044	3,218,737	2,125,044
(-) Advances on exchange contracts	(1,653,356)	(1,030,632)	(1,653,356)	(1,030,632)
Other	222	448	222	448
Total	3,015,738	2,595,671	3,015,738	2,595,671

Off-balance sheet
Import credits outstanding	192,598	116,230	213,066	124,702
Confirmed export credits	8,953	8,775	8,953	9,081

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(b)   Statement of income

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Income from foreign exchange transactions	4,974,076	2,401,253	5,236,558	2,672,692
Expenses from foreign exchange transactions	(4,953,744)	(2,384,350)	(5,195,122)	(2,653,975)
Net gain on foreign exchange transactions	20,332	16,903	41,436	18,717

8.   Other Credits - Sundry

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Escrow deposits for civil and labor suits (1)	691,202	816,479	1,825,574	2,081,311
Notes and credits receivable	562,699	552,002	611,512	695,234
Accounts receivable from temporary special administration regime	247,480	241,068	247,480	241,068
Salary advances and other	140,151	101,098	156,614	109,325
Receivables from purchase of assets	8,073	20,111	37,009	92,702
Accounts receivable from associated companies	776,352	33,033	-	-
Other	277,915	300,322	607,821	554,733
Total	2,703,872	2,064,113	3,486,010	3,774,373
Current	1,588,295	502,030	1,135,246	812,870
Long-term	1,115,577	1,562,083	2,350,764	2,961,503

(1)   Substantially related to litigations (Note 14)

9.   Prepaid Expenses

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Commissions and expenses on debt placements	58,132	80,068	58,150	80,068
Commissions on debt products	390,225	145,285	621,964	368,938
Exclusiving contracts for banking services	202,449	149,343	472,589	441,736
Advance of private pensions sponsor contributions	207,519	198,544	215,490	205,584
Others	47,632	34,669	60,773	61,131
Total	905,957	607,909	1,428,966	1,157,457
Current	282,230	226,934	607,652	554,164
Long-term	623,727	380,975	821,314	603,293

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

10.   Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau (2006)) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	2007		2006
	US$	R$	US$	R$
	thousand	thousand	thousand	thousand
Current assets	6,676,368	11,825,851	3,559,698	7,610,634
Long-term assets	3,079,288	5,454,343	2,968,726	6,347,136
Permanent assets	67,665	119,855	65,443	139,917
Total assets	9,823,321	17,400,049	6,593,867	14,097,687

Current liabilities	6,602,030	11,694,176	3,611,241	7,720,833
Long-term liabilities	2,674,533	4,737,400	2,520,491	5,388,809
Deferred income	-	-	120	256
Branch equity	546,758	968,473	462,015	987,789
Total liabilities	9,823,321	17,400,049	6,593,867	14,097,687

Net income for the year	146,951	260,294	205,189	438,695

11.   Investments

(a)   Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$651,219 (2006 – R$97,700) in Unibanco and in Unibanco Consolidated, were recognized as “Gross Profit from Financial Intermediation”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares
	or quotas
	(in thousands)		Percentage holding (%)		Adjusted				Equity in results
	direct and indirect			Unibanco	stockholders	Investment amount		Adjusted net	adjustments (1)
	Common	Preferred	Unibanco	Consolidated	equity	2007	2006	income (7)	2007	2006
Investments of Unibanco
Subsidiary companies
Dibens Leasing S.A. – Arrendamento Mercantil (3) and (4)	512,379	-	99.999	99.999	4,956,079	4,956,079	337,829	444,066	444,066	26,192
Unipart Participações Internacionais Ltd. (2)	5,849	-	100.000	100.000	2,743,071	2,743,071	2,542,123	192,377	192,377	175,579
Unicard Banco Múltiplo S.A. (8)	220,390,052	91,811,816	100.000	100.000	1,883,047	1,883,047	1,187,937	174,980	174,980	236,636
Banco Fininvest S.A.	8	2	99.991	100.000	1,562,123	1,562,123	1,507,251	102,677	102,677	(1,834)
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,591,710	794,297	728,249	274,530	143,240	164,388
Banco Dibens S.A.	20,085,509	-	99.999	100.000	494,030	494,030	477,788	34,451	34,451	21,176
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	457,706	457,706	397,753	85,280	85,280	108,338
Banco Único S.A.	2,768,397	2,768,397	100.000	100.000	289,060	285,984	270,314	21,381	21,381	27,235
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.	8,060	4,955	100.000	100.000	175,203	175,203	112,202	28,147	28,147	19,611
Interbanco S.A.	24,455	-	99.996	99.999	164,130	164,128	140,950	72,566	72,566	60,339
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	88,479	44,239	39,807	14,994	7,497	4,052
Other						466,595	1,632,470		326,940	262,526
Jointly controlled companies (i)
Maxfácil Participações	11	-	49.986	49.986	185,396	92,672	87,494	13,586	6,790	2,674
Banco Investcred Unibanco S.A. – (PontoCred)	95	-	49.997	49.997	139,421	69,706	70,576	64,933	32,420	27,411
Companhia Hipotecária Unibanco – Rodobens	6.055	-	50.000	50.000	21,937	10,968	8,634	4,659	2,540	2,332
Other						29,128	142,147		48,871	135,982
Total						14,228,976	9,683,524		1,724,223	1,272,637

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Number of shares		Percentage
	or quotas (in thousands)		holding (%)	Adjusted				Equity in results
	direct and indirect		Unibanco	stockholders	Investment amount		Adjusted	adjustments (1)
	Common	Preferred	Consolidated	equity	2007	2006	income (7)	2007	2006
Investment of Unibanco Consolidated
Associated companies
IRB – Brasil Resseguros S.A.	-	117	11.723	1,915,585	224,564	182,864	334,863	41,539	59,015
AIG Brasil Companhia de Seguros	54,214	-	49.999	88,479	44,239	39,807	14,994	7,497	4,052
Other					49,826	2,315		52,916	336
Total					318,629	224,986		101,952	63,403

	Number of shares or quotas			Adjusted	Adjusted net
Main direct, indirect and jointly controlled subsidiary	(in thousands)		Percentage	stockholders	income (7)
companies invested by:	Common	Preferred	Holding (%)	equity	2007
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	837,978	2,143
Unibanco Cayman Bank Ltd.	26,340	-	100.000	725,354	149,427
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	145,669	13,250
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	44,871	41,517

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	291,275	48,312
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	56,423	16,728
UASEG Seguros S.A.	14,400		99.999	16,126	2,264
IRB – Brasil Resseguros S.A.	-	117	11.723	1,915,585	334,863

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	172	172	49.999	107,771	24,619

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	837,978	2,143

Dibens Leasing S.A. – Arrendamento Mercantil
Unibanco Participações Societárias S.A. (5) and (6)	8,883	6,218	51.000	2,130,437	1,245,967
Redecard S.A. (6)	156,201	-	23.211	519,300	700,765
Fininvest Negócios de Varejo Ltda.	119,778,693	-	99.993	1,197,183	6,758

(i)	The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1)
The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment balance were mainly, alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2)
The Executive Board Meetings  held in the  first half of 2006 and 2007 approved the increase in the capital of Unipart Participações Internacionais Ltd., in the amounts of R$1,489,420 and R$525,157, respectively. On December 31, 2007, the capital is represented by 5,848,786 shares, totally paid by Unibanco.

(3)
The Extraordinary Shareholders’ Meetings held in March, June and October 2007, respectively, approved the increase in capital, in the amount of R$2,800,008, represented by 431,291,927 common shares. The Brazilian Central Bank approved the increase in the capital in April, July and October 2007, respectively.

(4)
In June 2007, the Share Purchase Agreement between Dibens Leasing S.A – Arrendamento Mercantil and Fininvest Negócios e Varejo Ltda (Unibanco) and  Experian Brasil Aquisições Ltda.(Experian), the Brazilian affiliated of Experian Solutions Inc, concluded the sale of 489,195 common shares of Serasa at the price of R$925.78 per share. Unibanco and Experian executed a Shareholders’ Agreement that will allow Unibanco to participate in Serasa’s management by appointing a member to the Board of Directors and by holding 6.05% on the capital. See Note 26.

(5)
In accordance with the Company Announcement in June 2007, Unibanco had admitted a non financial company of Deutsche group as a minority partner in a non financial subsidiary, Unibanco Participações Societárias S.A. - (“UPS”), controlled by Dibens Leasing S.A. - Arrendamento Mercantil. The minority partner owns 49.00% of the UPS total capital. The UPS´business purpose is the participation on capital of Unibanco’s non-financial subsidiaries. See Note 26.

(6)
In July 2007, Unibanco, through an Initial Public Offering, sold 53,798,700 shares of Redecard S.A., which represents 8.73% of the capital of that company, for the amount of R$1.5 billion. See Note 26.

(7)	In the year ended December 31, 2007, the results of the following companies, considering non-recurring events, disclosed in Note 26, are as follows:

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Unipart Participações Internacionais Ltd.	162,708
Dibens Leasing S.A. – Arrendamento Mercantil	2,355,997
Banco Fininvest S.A.	54,773
Unicard Banco Múltiplo S.A.	396,451
Banco Dibens S.A.	21,158
Unibanco Companhia de Capitalização	85,206
Banco Único S.A.	18,871
Hipercard Banco Múltiplo S.A.	2,143

(8)
In October and November 2007, Unibanco through an Initial Public Offering, sold its total investment in Bovespa Holding S.A (23,314,228 shares) for price per share of R$23.00 and BM&F S.A. (5,956,495 shares) for the average price of R$17.24, respectively. (See Note 26).

(b)	Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years.

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized		Amortization
	2007	2006 (3)	2007	2006
Fininvest	-	-	-	291,604
Hipercard	96,768	179,711	82,943	166,554
Hipercard Investimentos (1)	-	146,316	146,316	32,847
Maxfácil (2)	62,707	79,809	17,102	5,701
Other	98,094	141,994	44,083	115,058
Total	257,569	547,830	290,444	611,764

(1)
Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. In December 2007, the company was merged with the parent company and the goodwill balance in the amount of R$110,484 was fully amortized (see Note 26).

(2)	During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49.986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.
(3)
The accelerated depreciation of goodwill has been classified in a separate line as "Results from Non-recurring Events " based on Deliberation CVM nº 488 of 2005 in the Statement of Income. See Note 26.

12.  Deposits and Resources from Securities Issued

The deposits are presented considering: demand deposits, saving deposits, interbank deposits and time deposits.

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a)   The real estate notes bear interest of up to 90% of interbank interest rate and maturing up to July 2012.

(b)   Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, bearing interest up to 102% of interbank interest rate, paid semiannually and mature in ten years corresponding to June 2016.

Debentures pledge schedules are restated, bearing interest up to 104.5% of interbank interest rate and fixed interest rate up to 11.67% with maturity up to January 2020.

(d)   Securities abroad - Euronotes

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

			Unibanco		Unibanco Consolidated
Maturity	Currency	2007	2006		2007	2006
Less than 3 months	US$	548,720	238,266	-	544,326	236,522
	R$	182	-	-	182	-
	EUR	4,740	2,420	-	4,740	2,420
		553,642	240,686		549,248	238,942
From 3 to 12 months	US$	229,046	154,582		219,029	140,377
	EUR	1,850	2,981	-	1,850	2,981
	R$	140	-	-	140	-
	YEN	283,080	-	-	283,080	-
		514,116	157,563		504,099	143,358
From 1 to 3 years	US$	85,734	95,806	-	71,215	68,002
	R$	213,800	-	-	213,800	-
	YEN	-	318,319	-	-	318,319
		299,534	414,125		285,015	386,321
From 3 to 5 years	US$	14,520	30,918	-	4,397	18,701
	R$	-	231,223	-	-	231,219
		14,520	262,141		4,397	249,920
From 5 to 15 years	US$	3,245,816	2,571,223	-	23,066	10,630
		3,245,816	2,571,223		23,066	10,630
Total		4,627,628	3,645,738		1,365,825	1,029,171

The average interest of issues in foreign currency was 7.73% (2006 – 8.17%) per annum in Unibanco and 3.20% (2006 – 4.87%) per annum in Unibanco Consolidated.

(e)   The other issues totaled R$15,868 (2006 - R$22,634) in Unibanco and in Unibanco Consolidated with maturities up to August 2010 and an average interest rate of 5.30% (2006 – 4.83%) per annum.

13.  Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 2011, with an average interest rate of 5.05% (2006 – 5.17%) per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

As from first half ended June 30, 2007, we refined the method to estimate the amount of provisions for labor claims which are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims. In 2007, provisions in the amount of R$277,755, were booked as results from non recurring events, before the tax effects, due to the change in the method to estimate the amount of the probable losses, as described above.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Civil litigation is mainly represented by claims for personal and moral injury, due to among other reasons, returns of checks, protests of notes considered not due and economic plans. As from the six-months ended June 30, 2007 we have also refined the method to estimate the amount of the provisions based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims. In 2007, provisions in the amount of R$211,639 were booked as results from non recurring events, before the tax effects, due to the change in the method to estimate the amount of the probable losses, as described above.

Tax claims, which are considered legal liabilities based on Deliberation CVM nº 489, regardless of the probability of loss, and those tax claims with loss classification as probable, in accordance with our opinion or the opinion of our legal advisors, are fully provided. The claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

On December 31, 2007, Unibanco and its subsidiaries maintained provision for such causes in the total amount of R$1,784,630 in Unibanco and R$2,763,805 in Unibanco Consolidated, mainly: (i) widening of the calculation basis of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$1,201,956 in Unibanco and R$1,603,270 in Unibanco Consolidated; (ii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$311,107 in Unibanco and R$384,011 in Unibanco Consolidated; and (iii) Social Contribution on Net Income of non-employees companies in the amount of R$140,088 in Unibanco Consolidated. In 2007 and 2006, provisions in the amounts of R$274,042 and R$83,065, respectively, were booked as results from non recurring events, due to changes on the case laws applicable to certain tax thesis.

On December 31, 2007, according to legal advisors’ opinion, we do not record provisions for claims considered as possible loss. Such claims, mainly related to tax, net of tax effects, represent the amount of R$949,971 (2006 – R$1,043,967) in Unibanco Consolidated, in which we are contesting:

(i)	Deductibility of losses on credits receivables in the amount of R$169,175 (2006 – R$141,084);
(ii)	Deductibility of goodwill on investments acquisitions in the amount of R$154,834 (2006 – R$210,335);
(iii)	Collection of CPMF on leasing transactions in the amount of R$145,205 (2006 – R$197,507);
(iv)	Social security contribution on non remunerated earnings in the amount of R$93,551 (2006 – R$75,155);
(v)	Profit from foreign country taxation criteria in the amount of R$74,970 (2006 – R$94,512); and
(vi)	ISS taxation on leasing operations in the amount of R$20,598 (2006 – R$21,223).

Provisions recorded and their movements in the year ended December 31, 2007, are as follows:

	Unibanco		Unibanco Consolidated
Balance sheet	2007	2006	2007	2006
Tax litigation (1)	1,784,630	1,011,499	2,763,805	2,022,796
Labor litigation (2)	506,247	311,769	754,967	459,976
Civil litigation (2)	390,319	229,421	573,146	415,863
Total	2,681,196	1,552,689	4,091,918	2,898,635

(1)	Provision for tax contingencies
(2)	Recorded in Other Liabilities - Sundry (Note 15 (c))

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco		Unibanco Consolidated
Movements in the year	2007	2006	2007	2006
Balance at the beginning of the year	1,552,689	1,453,009	2,898,635	2,704,456
Increases	1,459,981	852,083	2,095,498	1,209,545
Releases	(104,353)	(130,996)	(417,690)	(281,034)
Interest/Monetary adjustment	180,585	129,824	179,152	210,220
Payments	(407,706)	(577,908)	(663,677)	(1,022,346)
Prior year adjustments	-	(173,323)	-	77,794
Balance at the end of the year	2,681,196	1,552,689	4,091,918	2,898,635

15.  Other Liabilities

(a)   Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total
	2007	2006	2007	2006	2007	2006	2007	2006
Provision for unearned premiums	1,143,889	916,579	1	1	-	-	1,143,890	916,580
Loss Provision IBNR
(The provision for claims incurred but not yet reported)	199,638	227,894	1,427	5,462	-	-	201,065	233,356
Mathematical provision benefits to be granted	635,236	436,355	7,031,544	5,715,236	-	-	7,666,780	6,151,591
Mathematical provision for benefits granted	6,501	5,039	430,585	394,769	-	-	437,086	399,808
Unsettled claims	545,348	321,050	7,000	684	-	-	552,348	321,734
Provision for draws and redemptions	-	-	-	-	782,012	606,651	782,012	606,651
Other provisions	5,128	4,152	252,844	228,922	14,340	373	272,312	233,447
Total of technical provisions	2,535,740	1,911,069	7,723,401	6,345,074	796,352	607,024	11,055,493	8,863,167
Short-term	2,533,852	1,909,669	7,084,177	4,403,683	796,352	607,024	10,414,381	6,920,376
Long-term	1,888	1,400	639,224	1,941,391	-	-	641,112	1,942,791

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(b)	Subordinated debt

				Unibanco		Unibanco Consolidated
			Remuneration
	Issue	Maturity	per annum	2007	2006	2007	2006
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	-	434,393	-	411,606
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	355,202	428,709	347,486	414,334
Line of credit (3)	December 2004	December 2009	4.740%	266,195	321,357	266,195	321,357
Perpetual Non-
cumulative Junior
Subordinated
Securities (4)	July 2005	Indeterminated	8.700%	898,920	1,085,017	898,920	1,085,017
Subordinated time
deposits (5)	December 2002	December 2012	102.25% of CDI	495,355	507,677	495,355	507,677
Subordinated time
deposits (5)	November 2003	November 2013	102% of CDI	73,013	-	73,013	-
Subordinated time
deposits (6)	December 2006	December 2016	CDI + 0.47%	562,106	500,000	562,106	500,000
Subordinated time
deposits (7)	May 2007	May 2012	103.9% of CDI	1,507,652	-	1,507,652	-
Subordinated time
deposits (7)	July 2007	July 2012	CDI + 0.38%	444,168	-	444,168	-
Subordinated time
deposits (7)	August 2007	August 2012	CDI + 0.38%	208,910	-	208,910	-
Subordinated time
deposits (7)	August 2007	August 2014	CDI + 0.46%	52,244	-	52,244	-
Subordinated time
deposits (7)	October 2007	October 2012	IGPM + 7.33%	300,857	-	300,857	-
Subordinated time
deposits (7)	October 2007	October 2012	103.8% of CDI	95,288	-	95,288	-
Subordinated time
deposits (7)	October 2007	October 2014	IGPM + 7.35%	34,335	-	34,335	-
Subordinated time
deposits (7)	October 2007	October 2012	CDI + 0.45%	460,347	-	460,347	-
Subordinated time
deposits (7)	December 2007	December 2014	CDI + 0.60%	10,076	-	10,076	-

Total				5,764,668	3,277,153	5,756,952	3,239,991
Short-term				14,931	452,485	14,906	429,213
Long-term				5,749,737	2,824,668	5,742,046	2,810,778

(1)	The debt was fully redeemed in April 2007.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(4)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(5)	Subordinated time deposits can be redeemed from December 2007 and November 2008, respectively.
(6)	Subordinated time deposits can be redeemed from December 2011.
(7)	Subordinated time deposits can not be redeemed prior to contractual maturity.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(c)	Sundry

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Sale of rights of receipt of future flow of payment orders abroad (1)	1,569,388	1,580,764	1,569,388	1,580,764
Provision for labor and civil litigation (Note 14)	896,566	541,190	1,328,113	875,839
Payable related to insurance companies	-	-	614,429	553,362
Provisions for payroll and administrative expenses	585,707	347,136	974,841	483,985
Credit on the release of real estate financing	54,043	27,266	54,043	27,266
Other	787,994	116,528	852,538	245,119
Total	3,893,698	2,612,884	5,393,352	3,766,335
Short-term	1,465,825	653,409	2,430,715	1,442,548
Long-term	2,427,873	1,959,475	2,962,637	2,323,787

(1)
Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$886,009 thousand (2006 – US$739,366 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in October 2007 and final maturity in January 2016.

16.  Employee Benefits

(a)	Pension plan

Unibanco and its subsidiary companies provide to their employees a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new denomination of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the year ended December 31, 2007, the company sponsor contributions totaled R$23,239 (2006 – R$21,446) in Unibanco and R$25,753 (2006 – R$24,953) in Unibanco Consolidated.

(b)	Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years. The annual granted options cannot exceed 1% of the authorized capital and total granted options are limited to 10% of authorized capital.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Up to December 31, 2007, the options activity was as follows:

Single Options

		Vesting		Exercise price
Insuance		period	Exercise	per Unit (R$)	Quantity
Nº	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	7,875,947	4,447,059	52,994
2nd	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	68,000	-	-
3rd and 4th	3rd quarter 2002	08.12.2007	08.11.2008	Up to 4,200	560,000	549,340	-	10,660
5th to 7th	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	300,000	400,000	-
8th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4,085	446,000	160,000	206,000	80,000
11th to 15th	2nd quarter 2003	06.16.2008	06.15.2009	Up to 5,150	3,464,000	1,313,336	1,244,000	906,664
16th	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	2,569,195	2,038,655	1,618,150
17th and 18th	4th quarter 2003	12.17.2008	12.16.2009	Up to 5,750	480,000	80,000	360,000	40,000
19th and 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6,881	600,000	80,000	-	520,000
21th to 23th	2nd quarter 2004	04.13.2009	04.12.2010	Up to 7,016	1,012,240	337,414	-	674,826
24th to 26th	3rd quarter 2004	09.20.2009	09.19.2010	Up to 7,535	1,560,000	146,668	20,000.00	1,393,332
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 8,857	8,440,000	-	1,286,664	7,153,336
28th	2nd quarter 2005	05.03.2010	05.02.2011	Up to 10,375	50,000	-	50,000	-
29th	3rd quarter 2005	09.19.2010	09.18.2011	Up to 11,236	120,000	-	-	120,000
30th to 33th	3rd quarter 2006	08.30.2011	08.29.2012	Up to 16,418	630,000	-	280,000.00	350,000
34th and 35th	1st quarter 2007	03.22.2012	03.21.2013	Up to 18,705	500,000	-	-	500,000
TOTAL					37,232,240	13,479,900	10,332,378	13,419,962

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged accumulated to the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) in July 2006.

Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received in December 2007 the following number of Bonus Units.

Insuance	Quantity of	Exercise	Quantity
Date	shareholders	period until	Granted	Not exercised
Six-month period ended December 31, 2007	51	09.03.2012	1,226,808	1,226,808
TOTAL			1,226,808	1,226,808

The exercise of these bonus units is linked to the achievement of individual objectives and the maintenance of the propriety of their own shares without changes and burden during the exercise period.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

17.  Stockholders’ Equity

(a)   Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	2007			2006
	Outstanding	Treasury
	shares	stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	1,511,316,336
Preferred	1,282,890,124	13,549,348	1,296,439,472	1,296,439,472
Total	2,794,206,460	13,549,348	2,807,755,808	2,807,755,808

Preferred shares carry no voting rights but have priority over common shares in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On December 31, 2007, the market value of Units is R$24.73.

At the Extraordinary Shareholders Meeting held in June 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank and with record date of July 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b)   Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During 2007, the Board of Directors approved the payment of interest on own capital to the shareholders in the amount of R$1,362,096 (2006 – R$890,486), related to the year ended on December 31, 2007, comprising R$0.4653 (2006 – R$0.3235)  R$0.3955 (2006 - R$0.2751) net of applicable tax per common share and R$0.5119 (2006 – R$0.3559) R$0.4351 (2006 – R$0.3025) net of applicable tax per preferred share. The interest on own capital was calculated in accordance with article 9º of Law nº 9.249/95 with tax benefit of R$463,113 (2006 – R$302,765).

The Units had interest on capital of R$0.9131 (2006 – R$0.6555) R$0.7761 (2006 – R$0.5571) net of applicable tax being R$0.4012 (2066 – R$0.2996) R$0.3410 (2006 – R$0.2546) net of applicable tax from Unibanco Holdings and R$0.5119 (2006 – R$0.3559) R$0.4351 (2006 – R$0.3025) net of applicable tax from Unibanco. The GDS had interest on capital of R$9.1303 (2006 – R$6.1725) R$7.7608 (2006 – R$5.2464) net of applicable tax.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(c)   Capital reserves

These reserves are substantially represented by share premium reserve.

(d)   Statutory reserves

The balance is summarized as follows:

	2007	2006
Legal reserve	742,925	570,534
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital
stock	3,067,166	1,281,599
ii) Special dividends reserve	63,898	63,898
Total	3,873,989	1,916,031

(e)   Treasury stock

On August 8, 2007, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000, of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The authorization will be valid for 6 months as from August 10, 2007, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A.

During the year ended December 31, 2007, in accordance with the Stock option program (Note 16 (b)) approved by the Extraordinary Shareholders’ Meeting in October 2001, and also due to the conversion program ended in November 2005, the following changes in treasury stock occurred:

	2007		2006
	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning of the year	7,565,902	43,198	11,265,874	50,828
Conversion of own stocks	2,991,723	32,925	(1,849,986)	(9,511)
Sale of own stocks	(6,752,612)	(50,046)	(3,576,436)	(18,367)
Repurchase	9,744,335	110,616	1,726,450	20,248
Balance at the end of the year	13,549,348	136,693	7,565,902	43,198

The average cost was R$25.84 per repurchased Units, and the minimum and maximum price per share were R$24.12 and R$27.50, respectively.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(f) Prior year adjustments

Represented, principally, by changes in accounting polices as requires by National Council of Private Insurance (CNSP) Resolution, related to rules and procedures adopted to account for the technical reserves of the insurance, private pension entities and capitalization companies. In 2006, the amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489/05.

18.  Other Operating Income and Expenses

(a)   Other operating income

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Dividends/retained earnings received from other investments	5,816	93,692	25,390	151,299
Other	29,322	78,791	75,145	139,158
Total	35,138	172,483	100,535	290,457

(b)   Other operating expenses

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Provision for labor and civil litigations	266,857	435,155	488,352	595,988
Expense related to checks and billing, net	105,933	95,250	105,596	125,669
Correspondent banks and commision expenses	202,660	136,919	336,304	203,924
Amortization of goodwill on subsidiaries acquired	21,576	64,731	179,960	148,056
Operating losses	114,671	98,718	166,757	98,718
Reference file informations	23,274	30,976	49,997	54,465
Other	187,283	96,761	326,313	87,760
Total	922,254	958,510	1,653,279	1,314,580

19.  Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(a)   Deferred tax assets

	Unibanco
	December 31,			December 31,
	2006	Increase	Realization	2007
Allowance for credit losses	409,006	305,030	265,671	448,365
Other provisions not currently deductible	558,182	1,042,506	555,482	1,045,206
Tax loss and negative basis of social contribution carry-forwards	95,910	-	19,892	76,018
Social contribution carry-forwards (Provisional Measure 2158-35)	254,654	1,448	-	256,102
Subtotal	1,317,752	1,348,984	841,045	1,825,691
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	65,205	-	32,762	32,443
Net deferred tax assets	1,382,957	1,348,984	873,807	1,858,134
Deferred tax assets	1,382,957			1,858,134

	Unibanco
	December 31,			December 31,
	2005	Increase	Realization	2006
Allowance for credit losses	356,678	387,474	335,146	409,006
Other provisions not currently deductible	460,421	623,956	526,195	558,182
Tax loss and negative basis of social contribution carry-forwards	210,115	-	114,205	95,910
Social contribution carry-forwards (Provisional Measure 2158-35)	277,620	-	22,966	254,654
Subtotal	1,304,834	1,011,430	998,512	1,317,752
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	(11,223)	76,428	-	65,205
Net deferred tax assets	1,293,611	1,087,858	998,512	1,382,957
Deferred tax assets	1,293,611			1,382,957

	Unibanco Consolidated
	December 31,			December 31,
	2006	Increase	Realization	2007
Allowance for credit losses	689,775	591,434	403,794	877,415
Other provisions not currently deductible	1,121,576	1,392,995	835,874	1,678,697
Tax loss and negative basis of social contribution carry-forwards	519,989	16,414	159,046	377,357
Social contribution carry-forwards (Provisional Measure 2158-35)	451,267	-	8,782	442,485
Subtotal	2,782,607	2,000,843	1,407,496	3,375,954
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	64,927	12,212	28,956	48,183
Deferred tax obligations	(91,041)	(186,300)	(472)	(276,869)
Net deferred tax assets	2,756,493	1,826,755	1,435,980	3,147,268
Deferred tax assets	2,847,534			3,424,137
Deferred tax liabilities	91,041			276,869

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated

	December 31,			December 31,
	2005	Increase	Realization	2006
Allowance for credit losses	565,002	563,022	438,249	689,775
Other provisions not currently deductible	976,185	944,231	798,840	1,121,576
Tax loss and negative basis of social contribution carry-forwards	621,278	57,105	158,394	519,989
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	24,781	451,267
Subtotal	2,638,513	1,564,358	1,420,264	2,782,607
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	(9,670)	74,616	19	64,927
Deferred tax obligations	(55,403)	(38,417)	(2,779)	(91,041)
Net deferred tax assets	2,573,440	1,600,557	1,417,504	2,756,493
Deferred tax assets	2,628,843			2,847,534
Deferred tax liabilities	55,403			91,041

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On December 31, 2007, the expected realization of deferred taxes is as follows:

	Unibanco			Unibanco Consolidated
	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2008	4,747	739,398	744,145	25,780	1,276,853	1,302,633
2009	14,575	124,675	139,250	66,101	403,660	469,761
2010	26,909	611,400	638,309	73,626	894,038	967,664
2011	48,959	71,273	120,232	88,421	112,869	201,290
2012	68,033	18,568	86,601	90,477	146,187	236,664
2013 to 2021	92,879	4,275	97,154	98,080	99,862	197,942
Total	256,102	1,569,589	1,825,691	442,485	2,933,469	3,375,954

(*)	Expected realization of deferred taxes is in conformity with MP 413/08 tax rate.

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,618,358 in Unibanco and R$2,984,728 in Unibanco Consolidated.

(b)	Income tax and social contribution income (expenses)

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Income before income tax and social contribution,
net of non-recurring events and profit sharing	2,598,656	2,503,212	3,526,262	2,987,752
Income tax and social contribution expenses
at a rate of 25% and 9%	(883,543)	(851,092)	(1,198,929)	(1,015,836)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	284,275	321,295	(186,751)	(10,201)
Interest on capital paid, net	454,848	278,925	476,345	323,204
Permanent differences (net)	145,319	(43,000)	155,336	101,124
Income tax and social contribution for the year	899	(293,872)	(753,999)	(601,709)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

20.  Commitments and Guarantees

	Unibanco		Unibanco Consolidated
	2007	2006	2007	2006
Co-obligation and risks for guarantees provided	15,066,616	9,546,039	15,097,829	9,559,527
Assets under management (mainly mutual investment funds)	54,322,171	43,804,268	54,806,571	43,779,819
Lease commitments	-	10,458	8	10,474

21.  Related-Party Transactions (Unibanco)

	2007	2006
Assets
Cash and due from banks	-	84
Interbank investments	5,835,152	6,574,765
Marketable securities and derivative financial instruments (a)	20,456,232	11,280,226
Interbank accounts	(32)	45
Lending operations	9,950	71,563
Other credits
. Income receivable
Dividends and interest on capital	1,094,219	88,975
Negotiation and intermediation of securities	10,783	-
. Sundry	776,352	33,033

Liabilities
Deposits	23,539,834	13,345,261
Securities sold under repurchase agreements	831,835	2,070,383
Resources from securities issued
. Debentures	856,334	-
. Securities abroad	3,261,881	2,616,614
Interbank accounts	36,514	43,794
Borrowings	24,780	93,057
Derivative financial instruments	21,476	-
Other liabilities
Social and statutory	726,058	385,380
Subordinated debt	7,716	37,162
Sundry	473,738	30,722

(a)  Include debentures issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$20,111,516 (2006 - R$10,971,860).

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	2007	2006
Revenues
Lending operations	1,808	12,549
Marketable securities	2,469,603	1,841,843
Derivative financial instruments	244,864	35,493
Services rendered	349,014	290,134
Other operating income	7	1,834

Expenses
Deposits and securities sold	2,458,158	1,366,521
Borrowings and onlendings	8,336	12,906
Other administrative expenses	47,724	44,191
Other operating expenses	22,314	17,681

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

22.  Financial Instruments

(a)  Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b)  Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c)  Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(d)  Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the exercise, as informed by Stock Exchanges trade associations and external entities.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(d)  Financial instruments recorded in the financial statements compared to the respective fair values are as follows:

	Unibanco
	2007		2006
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	11,396,899	11,426,898	11,332,894	11,430,251
Marketable securities	36,979,306	37,209,987	21,263,929	21,433,586
Lending operations	38,307,234	38,399,143	29,184,388	29,296,180
Derivatives, net	-	-	234,630	234,630

Liabilities
Interbank deposits	20,973,527	20,973,518	11,329,818	11,329,842
Time deposits	25,642,236	25,666,497	24,785,358	24,825,103
Mortgage notes	-	-	444,474	445,535
Debentures	2,894,975	2,900,924	-	-
Real estate notes	418,014	417,927	833,674	834,749
Resources from securities issued abroad	4,643,496	4,647,437	3,668,372	3,667,651
Derivatives, net	1,840,878	1,840,878	-	-
Subordinated debt (Note 15(b))	5,764,668	5,795,001	3,277,153	3,342,148
Other liabilities (Note 15(c))	1,569,388	1,574,774	1,580,764	1,557,311
Treasury stocks	136,693	167,538	43,198	76,417

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

	Unibanco Consolidated
	2007		2006
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	6,558,641	6,585,467	5,723,721	5,798,934
Marketable securities	23,737,167	24,268,230	19,124,676	19,383,171
Lending operations	45,574,799	45,690,979	35,876,373	36,040,544
Derivatives, net	-	-	250,116	250,116

Liabilities
Interbank deposits	1,149,031	1,149,020	259,205	259,205
Time deposits	22,708,940	22,878,282	24,526,087	24,565,832
Mortgage notes	55,137	55,137	468,196	469,257
Debentures	2,745,759	3,606,628	706,865	706,865
Real estate notes	418,014	417,927	833,674	834,749
Resources from securities issued abroad	1,381,693	1,386,431	1,051,805	1,050,496
Derivatives, net	1,684,496	1,684,496	-	-
Subordinated debt (Note 15(b))	5,756,952	5,787,208	3,239,991	3,304,363
Other liabilities (Note 15(c))	1,569,388	1,574,774	1,580,764	1,557,311
Treasury stocks	136,693	167,538	43,198	76,417

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the year, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the year for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the year for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at December 28, 2007 on the São Paulo Stock Exchange.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

23.  Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a)  Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau (2006)), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

Combined balance sheet	2007	2006
Assets
Current and long-term assets	22,072,256	16,359,111
Cash and due from banks	2,069,288	129,123
Interbank investments	2,192,542	1,819,235
Marketable securities	13,991,077	10,098,114
Interbank accounts	166,044	159,861
Lending and leasing operations	3,204,141	4,012,158
Other credits and other assets	449,164	140,620
Permanent assets	158,189	199,100
Total	22,230,445	16,558,211

Liabilities
Current and long-term liabilities	18,347,847	12,880,805
Deposits	4,225,116	2,793,025
Securities sold under repurchase agreements	2,442,837	2,988,553
Resources from securities issued	1,349,422	985,807
Interbank accounts	5,719	5,367
Borrowings and onlending	4,600,887	2,332,403
Derivative financial instruments	1,604,270	103,503
Other liabilities	4,119,596	3,672,147
Deferred income	6,922	6,535
Minority interest	3	3
Stockholders’ equity	3,875,673	3,670,868
Total	22,230,445	16,558,211

Combined statement of income	2007	2006
Revenue from financial intermediation	1,471,647	1,440,881
Expenses on financial intermediation	(852,684)	(748,032)
Reversal of provision for credit losses	(4,977)	(926)
Services rendered	85,191	75,864
Salaries, benefits, training and social security
and other administrative expenses	(71,007)	(73,542)
Financial transaction and other taxes	(1,139)	(3,522)
Other operating income (expenses)	(90,564)	(18,517)
Operating income, net	536,467	672,206
Results from non-recurring events	(28,579)	-
Non-operating income, net	(1,103)	(7,617)
Income tax and social contribution	(10,362)	(9,797)
Minority interest	(3)	(2)
Net income for the year	496,420	654,790

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(b)  Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A., Unibanco AIG Warranty S.A. and UASEG S.A.:

Combined balance sheet	2007	2006
Assets
Current and long-term assets	12,592,819	10,313,087
Cash and due from banks	42,165	46,805
Marketable securities	10,522,174	8,527,398
Insurance credits and re-insurance	1,266,423	1,120,037
Other credits and other assets	762,057	618,847
Permanent assets	414,132	378,864
Total	13,006,951	10,691,951

Liabilities
Current and long-term liabilities	11,414,923	9,225,907
Technical provisions for insurance	2,535,740	1,911,069
Technical provisions for retirement plans	7,723,401	6,345,074
Insurance and re-insurance debts	641,523	468,585
Other liabilities	514,259	501,179
Deferred income	318	6,689
Stockholders’ equity	1,591,710	1,459,355
Total	13,006,951	10,691,951

Combined statement of income	2007	2006
Retained premiums	3,858,889	3,117,079
Changes in technical reserves of insurance	(1,106,360)	(1,079,740)
Net claims incurred	(1,251,029)	(1,018,657)
Acquisition costs and other	(896,244)	(500,514)
Retained contributions income	813,269	677,555
Changes in technical reserves of private retirement plan	(286,447)	(96,170)
Benefits and redemptions expenses	(531,301)	(585,081)
Other operating income	138,507	236,648
Other operating expenses	(226,728)	(204,945)
Salaries, benefits, training and social security	(133,239)	(134,330)
Administrative expenses	(160,643)	(164,546)
Financial transaction and other taxes	(70,252)	(45,839)
Activities income	148,422	201,460
Financial income	1,167,369	1,060,110
Financial expenses	(921,208)	(798,342)
Operating income, net	394,583	463,228
Non-operating income, net	(2,365)	(25,630)
Income tax and social contribution	(92,706)	(84,729)
Profit sharing	(24,982)	(23,246)
Minority interest	-	(1,179)
Net income for the year	274,530	328,444

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(c)  Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (23.21%), Hipercard Banco Múltiplo S.A. (61.414% - 100% in Unibanco Conglomerate) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

Combined balance sheet	2007	2006
Assets
Current and long-term assets	8,319,923	7,091,489
Cash and due from banks	7,424	64,057
Interbank investments	208,929	707,281
Marketable securities	144,478	79,172
Interbank and interdepartmental accounts	13,782	22,829
Lending operations	3,345,816	2,637,118
Deferred tax and prepaid taxes	697,788	643,368
Other credits and other assets	3,901,706	2,937,664
Permanent assets	301,630	506,216
Total	8,621,553	7,597,705

Liabilities
Current and long-term liabilities	6,294,630	6,086,683
Deposits	857,227	1,926,830
Borrowings and onlendings	125,842	141,487
Resources from securities issued	182,562	220,309
Interbank and interdepartmental accounts	139	559
Taxes, social securities and provision for litigation	456,097	399,717
Other liabilities	4,672,763	3,397,781
Minority interest	323,343	323,085
Stockholders’ equity	2,003,580	1,187,937
Total	8,621,553	7,597,705

Combined statement of income	2007	2006
Revenue from financial intermediation	2,112,874	1,856,467
Expenses on financial intermediation	(196,636)	(216,563)
Provision for credit losses	(517,981)	(550,636)
Services rendered	695,122	649,321
Salaries, benefits, training and social security and other administrative expenses	(682,096)	(686,235)
Acquisition costs and other	(225,919)	(247,193)
Financial transaction and other taxes	(177,033)	(132,703)
Other operating income (expenses)	(443,043)	(406,266)
Operating income, net	565,288	266,192
Results from non-recurring events	105,187	-
Non-operating income, net	7,817	12,829
Income tax and social contribution	(172,669)	(81,908)
Profit sharing	(12,315)	(11,134)
Minority interest	(827)	(14,090)
Net income for the year	492,481	171,889

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(d)  The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Hipercard Sociedade de Crédito Financiamento e Investimento S.A. (50%):

Combined balance sheet	2007	2006
Assets
Current and long-term assets	5,827,056	4,593,919
Cash and due from banks	4,902	4,028
Interbank investments	397,262	651,843
Marketable securities	1,126,775	43,970
Interbank and interdepartmental accounts	38,918	27,073
Lending operations	2,382,809	2,105,950
Other credits and other assets	1,876,390	1,761,055
Permanent assets	167,961	133,850
Total	5,995,017	4,727,769

Liabilities
Current and long-term liabilities	2,940,759	2,487,168
Deposits	1,407,776	1,340,468
Interbank and interdepartmental accounts	2,310	(57)
Borrowings	1,336	4,518
Derivative financial instruments	-	310
Other liabilities	1,529,337	1,141,929
Deferred income	12,137	-
Minority interest	213,108	23,050
Stockholders’ equity	2,829,013	2,217,551
Total	5,995,017	4,727,769

Combined statement of income	2007	2006
Revenue from financial intermediation	1,656,098	1,926,412
Expenses on financial intermediation	(143,694)	(379,156)
Provision for credit losses	(602,038)	(822,122)
Services rendered	510,588	434,546
Salaries, benefits, training and social security and other administrative expenses	(831,912)	(872,206)
Acquisition costs and other	(36,944)	(41,393)
Other operating income (expenses)	(212,402)	(131,500)
Financial transaction and other taxes	(147,683)	(138,880)
Operating income, net	192,013	(24,299)
Results from non-recurring events	(51,494)	-
Non-operating income, net	3,216	(17)
Income tax and social contribution	(36,876)	47,694
Profit sharing	(21,405)	(13,075)
Minority interest	(790)	1,200
Net income for the year	84,664	11,503

24.  Other Information

(a)  Assets leased to third parties, in the amount of R$9,105,238 (2006 - R$2,731,958), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$8,624,846 (2006 - R$2,239,892) and the residual value received in advance from these lessees amounts to R$3,578,709 (2006 - R$893,856), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b)  Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At December 31, 2007, the insurance coverage on properties and other assets in use totaled R$443,430 (2006 - R$505,274) in Unibanco and R$714,180 (2006 - R$1,184,202) in Unibanco Consolidated.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

25.  Results from Non-recurring Events

	Unibanco and Unibanco Consolidated
	2007			2006
	Operational	Non-recurring	Total (1)	Total (1)
Changes in the investments of UPS
subsidiary (Note 11 (a) (5))	679,118	-	679,118	-
Sale of portion of investment in
Serasa (Note 11 (a) (4))	-	284,725	284,725	-
Gain on IPO of Redecard (Note 11 (a) (6))	-	679,774	679,774	-
Gain on IPO of BOVESPA/BM&F	-	381,514	381,514	-
Labor, civil, and tax provision (Note 14)	(763,436)	-	(763,436)	(107,947)
Provision for credit losses	(179,000)	-	(179,000)	(49,500)
Accelerated amortization of goodwill (Note 11 (b))	(72,919)	-	(72,919)	(306,047)
Other amounts (2)	(161,506)	-	(161,506)	4,165
Results from non-recurring events	(497,743)	1,346,013	848,270	(459,329)

(1)  The amounts are presented net of applicable taxes and minority interest.
(2)  In 2007, include, principally, provision for assets associated with operations financial institution in process of liquidation.

Considering non-recurring events and the corresponding tax effects, operating income is as follows:

	2007	2006
Operating income before results from non-recurring events	4,096,652	3,519,502
Non-recurring events before tax effects	(1,044,690)	(506,346)
Operating income before after non-recurring events	3,051,962	3,013,156

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

26. RECONCILIATION OF CONSOLIDATED STOCKHOLDERS’ EQUITY AND OF CONSOLIDATED NET INCOME BETWEEN ACCOUNTING PRACTICES ADOTED IN BRAZIL  (“Brazilian GAAP”) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (“US GAAP”).

The consolidated financial statements of Unibanco and its subsidiaries have been prepared following accounting practices adopted in Brazil (“Brazilian GAAP”) (Note 3) which differ significantly from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as summarized in this footnote.

26.1 Tabular reconciliation of consolidated stockholders equity and net income

Stockholder's equity reconciliation of the differences between Brazilian GAAP and USGAAP at December 31:

In thousands of Reais	2007	2006
Stockholder's Equity in accordance with Brazilian GAAP	11,837,304	9,920,857
Different criteria for:
Mark to market on certain available for sale securities (1)	207,498	-
Reversal of capitalized pre-operating costs (5)	(144,623)	(184,034)
Adjustments related to business combinations (6)	1,502,449	1,277,024
Allowance for loan losses (7)	13,159	(58,535)
Accounting for loan and credit card fees and costs (8)	142,581	77,390
Deferred insurance acquisition costs and additional liability for pension investment contracts (9)	105,658	71,750
Stock-based compensation plans (10)	(109,663)	(52,175)
Provision for contingencies, including uncertain income tax positions (11)	(94,321)	(235,196)
Accounting for minority interest in Unibanco Participações Societárias S.A. ("UPS") (12)	254,377	-
Others	(11,760)	(149,131)
Deferred income tax effects of the above adjustments, when applicable	(708,721)	(264,358)
Minority interest	42,830	35,598
Stockholder's Equity in accordance with USGAAP	13,036,768	10,439,190

Net Income reconciliation of the differences between Brazilian GAAP and USGAAP at December 31:

In thousands of Reais	2007	2006
Net Income in accordance with Brazilian GAAP	3,447,825	1,750,011
Different criteria for:
Foreign currency gains ans losses on available for sale securities (2)	205,052	136,447
Impairment on available for sale securities (3)	90,000	(73,978)
Derivative financial instruments not qualified as cash flow hedge(4)	(11,789)	(14,678)
Reversal of capitalized pre-operating costs (5)	39,411	(36,730)
Adjustments related to business combinations (6)	225,425	514,706
Allowance for loan losses (7)	71,695	43,465
Accounting for loan and credit card fees and costs (8)	65,191	41,408
Deferred insurance acquisition costs and additional liability for pension investment contracts (9)	360	(16,286)
Stock-based compensation plans (10)	(66,263)	(60,555)
Provision for contingencies, including uncertain income tax positions (11)	140,875	(180,620)
Accounting for minority interest in Unibanco Participações Societárias S.A. ("UPS") (12)	(83,280)	-
Others	78,155	(22,394)
Deferred income tax effects of the above adjustments, when applicable	(674,198)	(153,080)
Minority interest	31,914	23,310
Net Income in accordance with USGAAP	3,560,373	1,951,026
Net income applicable to common shares	1,837,753	1,003,183
Net income applicable to preferred shares	1,722,620	947,843

Basic and Diluted earnings per share
Common	1.22	0.66
Preferred	1.34	0.73

Weighted average shares outstanding - Basic
Common	1,511,316	1,511,316
Preferred	1,289,541	1,291,496

Weighted average shares outstanding - Diluted
Common	1,511,316	1,511,316
Preferred	1,295,621	1,295,478

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

26.2 Narrative description of the reconciling differences

(1)	Mark to market on certain available for sale securities

Under US GAAP, all marketable securities should be recorded at fair value. Under Brazilian GAAP, investments in marketable securities that are considered as “permanent investments” should be recorded at cost. Consequently, under US GAAP, we recognized as of December 31, 2007 a reconciling item to stockholders equity for the difference between cost and fair value of marketable securities that are considered “permanent investments” under Brazilian GAAP and are classified as available for sale securities under US GAAP.  This difference did not have any impact in net income for the years presented.

(2)	Foreign currency gains and losses on available for sale securities

Under US GAAP, the foreign exchange gains and losses related to available for sale securities denominated in a foreign currency is considered to be part of the fair value adjustment of these instruments and is recorded directly in the stockholders’ equity. Under Brazilian GAAP, foreign exchange gains and losses are recognized directly in income. This difference does not affect stockholders’ equity but for USGAAP, the gain/loss recognized in income under Brazilian GAAP is reverted.

(3)	Impairment on available for sale securities

US GAAP requires declines in the fair value of securities below their cost basis that are deemed to be other-than-temporary to be recorded in earnings as impairment losses. In determining whether a decline in fair value is other-than-temporary, in addition to the ability and positive intent to hold the investments for a period sufficient to allow for any anticipated recovery in fair value, factors such as the extent of decline in fair value below cost and the length of time that the decline has continued are considered. Under Brazilian GAAP impairment losses are recognized in income when the losses are considered of “permanent” nature. The requirements under US GAAP are stricter and consequently we recognized in the reconciliation of net income: (i) additional impairment losses on our available for sale securities that are considered to be impaired under US GAAP, and (ii) the reversal of the effect in net income of permanent impairments recognized under Brazilian GAAP that had been recognized as impairment loss in prior years under US GAAP.

(4)	Derivative financial instruments not qualified as cash flow hedge

Under US GAAP, as from January 1, 2007 all derivative financial instruments are accounted for as trading assets or liabilities because they do not meet the strict hedge accounting criteria established under the criteria prescribed in Statement of Financial Accounting Standards (“SFAS”) 133, “Accounting for Derivative Instruments and Hedging Activities” and related authoritative literature.

Prior to January 1, 2007 in our financial statements prepared in accordance with US GAAP that we made publicly available at the time, we applied cash flow hedge accounting to certain derivative instruments that were designated as hedging the risk of changes in cash flows attributable to variability in the Brazilian benchmark interbank interest rate (CDI) relating to certain time deposits, loans and debentures.

We have subsequently concluded that all of the criteria in SFAS 133 had not been met for the application of cash flow hedge accounting in those previously issued consolidated financial statements under US GAAP for years ended December 31, 2006 and before. We have concluded, based on a SAB 99 analysis, that the effect of the prior errors on reported net income for those periods was immaterial to the consolidated financial statements for each of those respective years.  Given that management concluded such error was immaterial to our financial statements, we did not restate the consolidated financial statements for 2006 that were previously issued. For purposes of the reconciliation of stockholders equity as of December 31, 2006 and of net income for the year ended December 31, 2006 between Brazilian GAAP and US GAAP we have applied for US GAAP purposes hedge accounting for those instruments in the same manner we have applied in our originally issued financial statements under US GAAP  for 2006. We have also concluded that the necessary cumulative adjustment to correct the effects for those years is immaterial to the consolidated financial statements for the year ended December 31, 2007. In the reconciliation of net income for 2007 we have recognized a loss of R$ 129 as a cumulative adjustment with a related income tax effect of R$44.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Brazilian GAAP permits hedge accounting for certain derivative hedging activities, including portfolio hedges, using less restrictive hedging criteria than those required under US GAAP. Under Brazilian GAAP the portion considered effective of the unrealized change in fair value of derivatives designated as hedging instruments is recognized directly in stockholders’ equity. Additionally as indicated in Note 5.f. (v) swap instruments meeting certain conditions established by the Brazilian Central Bank are not recorded at fair value but at the accrued amount of each of the two legs of the swap.  For purposes of the US GAAP reconciliation the amount recorded directly in stockholders’ equity under Brazilian GAAP is recognized in income as well as the effect of valuing at fair value swaps recorded under Brazilian GAAP at its accrued amount.

(5)	Reversal of capitalized pre-operating costs

Under US GAAP pre-operating costs are expensed as incurred while under Brazilian GAAP these costs can be capitalized and amortized during the expected period to be benefited not exceeding five years.  The effect in the reconciliation of net income includes: (i) the reversal of amortization of such costs under Brazilian GAAP, and (ii) the recognition as expense for US GAAP of amounts capitalized during the year. The effect in the reconciliation of stockholders’ equity corresponds to the unamortized balance as of December 31, 2007 and 2006 that are recorded under Brazilian GAAP and are reversed for US GAAP purposes.

(6)	Adjustments related to business combinations

Under Brazilian GAAP assets and liabilities of business acquired are recorded at its carrying amount and goodwill is computed as the difference between the purchase price consideration and net assets at its carrying amount. Under Brazilian  GAAP assets and liabilities of the entity acquired are not recorded at its fair value on acquisition date. Additionally under Brazilian GAAP intangible assets of the business acquired were not separately recognized. When purchase price consideration is paid in debt or equity instruments such instruments are measured at its nominal amount which in the case of equity instruments is the price agreed between the parties as of the date of the agreement to acquire a business. Goodwill under Brazilian GAAP is amortized over periods not exceeding five years. If the company acquired is merged into another company and the brand use is discontinued, goodwill is amortized in full.

Under US GAAP assets and liabilities acquired are recorded generally at its estimated fair value on the date of acquisition and debt and equity securities issued as part of purchase price consideration are valued at its estimated fair value at the time of the announcement of the transaction.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

The following table presents the effect of such difference in accounting practice in stockholders’ equity:

	December 31, 2007	December 31, 2006
Balances under Brazilian GAAP:

Goodwill and negative goodwill – Gross amount	2,492,438	2,497,657
Goodwill and negative goodwill – Accumulated depreciation	(2,245,548)	(1,955,074)
Goodwill and negative goodwill – Net balance	246,920	542,583

Less net balance of Goodwill and negative goodwill of entities consolidated under Brazilian GAAP that are equity accounted for under US GAAP	(77,786)	(102,476)

Goodwill and negative goodwill - Net balance - Companies consolidated under Brazilian GAAP (A)	169,134	440,107

Balances under US GAAP:

Goodwill – Gross amount	1,990,440	1,990,440
Goodwill – Accumulated depreciation	(513,034)	(513,034)
Goodwill – Net balance	1,477,406	1,477,406

Intangible assets related to business combinations– Net balance	194,177	239,725

Goodwill and intangible assets related to business combinations – Net balance (B)	1,671,583	1,717,131

Reconciling item in the reconciliation of stockholders equity (B) – (A)	1,502,449	1,277,024

The following table presents the effect of such difference in accounting practice in net income:

	December 31, 2007	December 31, 2006

Reversal of amortization of goodwill recorded under Brazilian GAAP	290,444	611,764
Amortization of intangible assets related to business combinations recognized under US GAAP	(65,019)	(97,058)
Reconciling item in the reconciliation of net income	225,425	514,706

(7)	Allowance for loan losses

Under US GAAP, we consider all larger balance nonperforming loans (amounts higher than R$5,000) subject to specific review for impairment. Once a loan has been identified as impaired, we measure impairment in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS 118 “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures”. The measurement of impairment on an impaired loan is based (i) on the present value of the loan’s expected cash flows discounted at the loans original effective interest rate; or (ii) the realizable value of the underlying collateral for collateral-dependent loans. If the carrying value of the impaired loan exceeds the measure of estimated fair value, a specific allowance is established as a component of the allowance for loan losses.  Wholesale loans and small-balance homogeneous loans with similar characteristics, such as overdrafts, credit card loans, mortgage loans and consumer finance loans, are managed using specialized systems and processes. We use a wide range of statistical tools to evaluate loans requests and client’s performance, which include credit and behavior scoring models.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

Under Brazilian GAAP, the allowance is determined based on several factors such as economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Central Bank.  The allowance under Brazilian GAAP  should not be less the regulatory required amount which is computed by applying specific percentages of allowance determined by the Central Bank to loans depending on the category on which they are classified. Under Brazilian GAAP, individually significant impaired loans are not measured at the present value of the expected cash flows or the realizable value of the underlying collateral.

The differences in the accounting standards between Brazilian GAAP and US GAAP has resulted in differences in the allowance for loan losses being recognized as reconciling items in the reconciliation of stockholders’ equity and of cash flows.

(8)	Accounting for loan and credit card fees and costs

Under US GAAP, loan and credit card origination fees and costs are recognized over the period in which the fee entitles the cardholders to use the credit card or over the life of the related loans as an adjustment of yield on these loans. Under Brazilian GAAP, these fees and costs are directly recognized in  income when earned or incurred.

(9)	Deferred insurance acquisition costs and additional liability for pension investment contracts

Under USGAAP, the costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits. Such costs include mainly commissions, costs of policy issuance and variable back-office expenses and are amortized over the expected life of the contracts in proportion to the premium income. Deferred acquisition costs are subject to recoverability testing at the end of each accounting period and, if not recoverable, are fully expensed. Under Brazilian GAAP, only commissions are deferred while all other costs are expensed as incurred.

Also, under USGAAP, pension investment contracts where the investment risk is for the account of policyholders, are considered investment contracts. For these contracts, an additional liability for the contract feature is established if the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date. Under Brazilian  GAAP, additional liability for pension investment contracts is recorded in accordance with the rules and regulations issued by the insurance regulator (SUSEP), which are generally more conservative and comprehensive than under US GAAP. The effect in the reconciliation of stockholders’ equity and in net income is related to the reversal of the additional liability recognized under Brazilian GAAP following regulatory requirements that that do not satisfy the requirements of US GAAP.

(10)	Stock-based compensation plans

Under USGAAP, Unibanco records the cost of stock-based compensation plans considered as liability awards as expense against a liability, while for the plans considered as equity awards the effect is recognized as an expense against the stockholders’ equity (additional paid-in capital). Under Brazilian GAAP for the years presented no cost of stock-based compensation plans is recognized

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

(11)	Provision for Contingencies including uncertain income tax positions

The difference in net income and stockholders’ equity  are the result of (i) adjustments to the amount of contingent liabilities recognized under Brazilian GAAP resulting from incorporating into the estimate of the contingent liability, information available after the issuance of the statutory financial statements in accordance with Brazilian GAAP, and (ii) differences in the criteria for recognition and measurement of uncertain tax benefits which under FIN 48 should be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

(12)	Accounting for minority interest in Unibanco Participações Societárias S.A. (“UPS”)

UPS was until June 2007 a wholly-owned subsidiary of Unibanco. In July 2007 UPS issued to a subsidiary of Deutsche Bank 14,509,519 non-redeemable preferred shares for total consideration of R$ 1,951,708. After the share issuance, the interest of Unibanco reduced from 100% to 51%. The non-redeemable preferred shares issued by UPS are considered to be in substance common stock following the guidance provided in Emerging Issues Task Force 02-14 “Whether an Investor Should apply the Equity Method of Accounting to Investment Other than Common Stock”.

Under Brazilian GAAP, gains from issuance of shares to third parties are recognized in income while under US GAAP results from issuance of shares by subsidiaries to third parties (when the issue price per share differs from the carrying amount of the investment in the shares of the subsidiary) are recognized in income limited to transactions when realization of the gain is reasonably assured.

In preparation of the transaction with Deutsche certain asset were transferred by Unibanco to UPS resulting in an increase in the tax base from transactions with stockholders. No deferred tax effect resulted under Brazilian GAAP.

As result of the differences in accounting practices the following amounts have been recognized in stockholders equity under US GAAP during 2007:

Gain on issuance of shares whose realization is not reasonably assured	R$	337,657
Deferred tax on transactions with stockholders	R$	217,626
Total	R$	555,283

Since shares of UPS are not listed, the parties have established a transferable free-standing put and call option agreement in case either party decides to terminate the partnership. Under Brazilian GAAP the option agreements are measured as the difference as of each measurement date between the price to be paid upon exercise by the option and the net book value of the shares of UPS. Under US GAAP the options are considered a single instrument and measured using option pricing techniques.  The following table presents the amount recognized as a liability under Brazilian GAAP with respect to the option and the corresponding fair value of the option recognized for US GAAP purposes:

Liability recognized in Brazilian GAAP with respect to the option	R$	230,553
Fair value of the option - Asset	R$	23,824
Difference recognized as increase in stockholders’ equity in the reconciliation between Brazilian GAAP and US GAAP	R$	254,377

The differences in the accounting criteria used to account for the transaction between Brazilian GAAP and US GAAP result in a reduction in the gain recognized for the transactions as compared to  Brazilian GAAP as follows:

Gain on issuance of shares recognized for US GAAP purposes in stockholders equity and recognized in income for Brazilian GAAP	R$	(337,657)
Effect in income as result of difference in criteria to account for option	R$	254,377
Difference recognized as reduction in income in the reconciliation between Brazilian GAAP and US GAAP	R$	(83,280)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

26.3 Summarized statement of changes in stockholders equity under US GAAP

	Year ended December 31, 2007	Year ended December 31, 2006

Opening stockholders equity	10,439,190	9,533,445

Cumulative effect of change in accounting principle		(7,200)

Treasury stock transactions	(172,308)	7,630

Stock option plan – Accounted for as equity - Expense for the period	7,776	15,579

Unrealized gain on change in interest in UPS	337,657	-

Deferred tax assets on transactions with stockholders - UPS	217,626	-

Unrealized gains/losses on available for sale securities, net of taxes	(90,041)	(83,196)

Cash flow hedge, net of applicable taxes	85,115	(63,257)

Net income for the year	3,560,373	1,951,026

Dividends	(1,348,708)	(890,486)

Other	88	(24,351)

Closing stockholders equity	13,036,768	10,439,190

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

26.4 Statement of cash flows

The statement of cash flows presented below has been prepared based on the financial statements prepared in accordance with Brazilian GAAP following the criteria for presentation of financial statements under SFAS 95 “Statement of Cash Flows”:

	Year ended December 31, 2007	Year ended December 31, 2006
Operating activities
Net income	3,447,825	1,750,011

Adjustment to reconcile net income to net cash provided by operating activities
Provision for loan and lease losses	2,154,691	605,825
Loss on sale of foreclosed assets, net	9,010	4,188
Amortization of intangible assets	290,444	611,764
Depreciation of premises and equipment	361,398	387,197
Equity in earnings of unconsolidated companies, net	(101,952)	(63,403)
Deferred tax	(274,443)	(179,012)
Provision for insurance and private retirement plans	1,834,376	1,526,696
Gain on sale of other unconsolidated companies	(1,634)	20,274
Gain on sale of Redecard S.A.	(1,436,223)	-
Gain on sale of Serasa S.A.	(429,377)	-
Gain on sale of BM&F S.A.	(578,529)	-
Gain on decrease of ownership in UPS	(1,028,966)	-
Net (gain) loss on sale of available-for-sale securities	(794,435)	(950,122)
Net (gain) loss on held to maturity	9,840	(153,487)
Net (gain) loss on sale of premises and equipment	-	-
Minority interest	172,708	176,703
Dividends received from investments in unconsolidated companies	16,002	30,771
Changes in assets and liabilities
Trading account assets (increase) decrease	(2,080,658)	649,636
Other assets (increase) decrease	(11,635,890)	7,076,219
Other liabilities increase (decrease)	11,383,284	1,432,379

Net cash provided by (used in) operating activities	1,317,471	12,925,639

Investing activities
Net (increase) decrease in Central Bank compulsory deposits	(1,490,308)	(15,614)
Purchase of available-for-sale securities	(26,313,632)	(16,071,163)
Proceeds from sale and redemption of available-for-sale securities	23,169,743	14,848,754
Purchase of held-to-maturity securities	(26,626)	(96,550)
Proceeds from matured held-to-maturity securities	678,872	1,265,858
Net increase in loans and leases	(13,883,598)	(5,844,499)
Purchase of premises and equipment	(173,267)	(170,956)
Proceeds from sale of premises and equipment	56,270	3,719
Proceeds from sale of foreclosed assets	105,771	86,195
Purchase of unconsolidated companies	(130,439)	(398,006)
Acquisition of Intangible Assets	(247,132)	(123,470)
Proceeds from sale of unconsolidated companies	23,356	82,781
Proceeds from sale of Redecard S.A.	1,450,698	-
Proceeds from sale of Serasa S.A.	452,884	-
Proceeds from sale of BM&F S.A.	633,917	-

Net cash used in investing activities	(15,693,491)	(6,432,951)

Financing activities
Net increase (decrease) in deposits	10,376,239	16,303
Net increase (decrease) in securities sold under repurchase agreements	9,961,527	4,890,952
Net increase in short-term borrowings	4,527,943	(147,000)
Borrowings from long-term debt	7,898,075	5,317,043
Repayment of long-term debt	(4,313,759)	(3,441,000)
Acquisition of treasury stock	(172,307)	(19,668)
Dividends and interest on stockholders' equity paid	(1,027,097)	(867,237)
Cash received from change in interest in subsidiary (UPS)	1,951,708	-
Minority interest	(50,588)	(150,050)

Net cash provided by (used in) financing activities	29,151,741	5,599,343

Net increase in cash and cash equivalents	14,775,721	12,092,031
Cash and cash equivalents
At the beginning of the year	16,547,031	4,455,000
At the end of the year	31,322,752	16,547,031

Supplemental cash flow disclosure
Cash paid for interest	3,902,605	5,151,000
Cash paid for taxes on income	794,313	322,000

Non-cash transactions
Loans transferred to foreclosed assets	131,002	196,000
Dividends and interest on stockholders' equity declared but not paid	681,503	206,000
Premises and equipment acquired through capital lease	78,626	46,000

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

(Amounts expressed in thousands of Reais, unless otherwise indicated)

27.	Subsequent Events

(a) Association between Unibanco and Itaú

On November 3, 2008, Itaúsa - Investimentos Itaú S.A. (ITAÚSA) and Unibanco Holdings S.A. (Unibanco Holdings) entered into an agreement for the association, aiming at unifying the financial operations of Banco Itaú S.A. (ITAÚ) and Unibanco – União de Bancos Brasileiros S.A. (Unibanco). This transaction received BACEN’s approval on February 18, 2009.

This association comprised a corporate reorganization, which resulted in the migration of the current stockholders of Unibanco Holdings and Unibanco to a listed company – named at that time Banco Itaú Holding Financeira S.A. and currently named Itaú Unibanco Holding S.A. (Itaú Unibanco) control over which is shared as result of the association between Itaúsa and the Unibanco Holdings controlling stockholders through IUPAR – Itaú Unibanco Participações S.A., a non-financial holding company set up in this reorganization.

At the Extraordinary Stockholders’ Meeting held on November 28, 2008, it was approved the exchange of all shares of E.Johnston Representação e Participações S.A. (E.Johnston), Unibanco Holdings and Unibanco were for shares of Banco Itaú S.A. , then a controlled subsidiary of Itaú Unibanco, and then those shares of Banco Itaú S.A. were exchanged for shares of Itaú Unibanco,

The common shares of UNIBANCO and Unibanco Holdings held by non-controlling stockholders were replaced by common shares of Itaú Unibanco, following the same exchange ratio that was negotiated by the parties for the replacement of common shares of Unibanco Holdings’ controlling stockholders. For preferred shares, the exchange ratio was established based on the average market quotation, at BM&F Bovespa, for the last 45 trading sessions prior to November 3, 2008, of Units (stock certificates, representing one preferred share of Unibanco and one preferred share of Unibanco Holdings) and preferred shares of Itaú Holding.

On March 31, 2009, the trading symbols of securities originally issued by Unibanco and Unibanco Holdings (UBBR3, UBBR4, UBHD3, UBHD6, UBBR11 and UBB) will be unified with the trading symbols of securities issued by Itaú Unibanco (ITAU3, ITAU4 and ITU) as result of the exchange of securities issued by Unibanco and Unibanco Holdings for securities issued by Itaú Unibanco. After the exchange of securities Unibanco and Unibanco Holdings requested and obtained the delisting and deregistration of its shares.

(b) Acquisition of interest in AIG Seguros S.A.

On November 2008 we entered into an agreement with American International Group, Inc. (“AIG”) to acquire, for the purchase price of US$820 million, all shares held by AIG in Unibanco AIG Seguros S.A., which shall have its name changed to Unibanco Seguros S.A., generating goodwill in the amount of R$1,095,848 based on the expectation of future profitability to be amortized up to five years of the purchase amount. Out of the purchase priced the amount of US$15 million were paid through the transfer to AIG of 54,213,937 common shares of AIG Brasil Companhia de Seguros held by Unibanco. Purchase price was paid during 2008. As a result of this transaction we acquired from AIG all shares of Unibanco AIG Seguros S.A. not previously held by us and we became the only shareholder of Unibanco AIG Seguros S.A.

* * *